Exhibit 99.4

Prefeasibility Study for Underground Mining at the Lily Mine

dated April 2006

EASTERN GOLDFIELDS, INC.

PREFEASIBILITY STUDY

FOR UNDERGROUND MINING

AT THE LILY MINE

April 2006

Prepared by:

Eastern Goldfields Limited

TABLE OF CONTENTS

1.	INTRODUCTION	1
2.	STRUCTURE, PERMITTING AND LEGAL	2
2.1 Corporate Structure		2
2.2 Black Economic Empowerment		3
2.3 South African Mining Legislation		3
2.3.1 Surface Rights and Servitudes		4
2.3.2 Water Rights		5
2.3.3 Mining Rights		5
3.	GEOLOGY AND EXPLORATION	6
3.1 Regional Geology		6
3.2 Local Geology		6
3.3 Mineralization		7
3.4 Weathering Profile		8
3.5 Geotechnical Assessment		8
3.5.1 Open pit		8
3.5.2 Underground		9
3.6 Drilling		10
	3.6.1 Historical Drilling	10
3.6.2 Reverse Circulation Percussion Drilling		10
3.6.3 Diamond Drilling		10
3.6.4 Core Logging and Sampling Methods		12
3. 6. 5 Surveying of Holes		13
3. 6. 6 Sample Security		13
3. 6. 7 Sample Preparation		13
3.6.8 Laboratory Analytical Methodology		14
3.6.9 Precision, Accuracy and Quality Control		14
3.6.10 Bulk Density		14
3.6.11 Core Storage		14
	3.7 Data Base Modelling	14
3.7.1 Information Sources		14
3.7.2 Geological Definition		16
3. 7.3 Block Model		17
3. 7.4 Reconciliation Procedures		18

Prepared by:

Eastern Goldfields Limited

4.	MINERAL RESOURCES AND SERVICES..................................................... 19
4.1 Reporting Code		19
4.2 Estimation Methodology		21
	4.2.1 Sampling	21
	4.2.2 Assaying	21
	4.2.3 Precision and Accuracy	21
	4.2.4 In situ Bulk Density	22
	4.2.5 Block Modelling	22
4.3 Mineral Resources		23
4.4 Mineral Reserves		23
	4.4.1 Geological Losses	24
	4.4.2 Dilution	25
	4.4.3 Cut off grade	25
5.	MINING	27
5.1	Open pit	27
	5.1.1 Historical open pit production	27
	5.1.2 Open pit mining option	27
	5.1.3 Underground mining option	30
	5.1.4 Open pit and underground mining option	32
5.2	Underground	32
	5.2.1 Mine design and layout	32
	5.2.2 Rock-mechanics	33
	5. 2. 3 Development	34
	5.2.4 Mining method	36
	5.2.5 Mine capital expenditure	37
	5.2.6 Mine operating costs	39
6.	PROCESSING	40
6.1	Metallurgical test work	40
6.2	Process flow diagrams and conceptual design	43
6.3	Processing capital expenditure	43
6.4	Processing operating costs	46
7.	TAILINGS DISPOSAL	47
7.1	Slimes dam design	47
7.2	Proposed monitoring programme.	47
7.3	Slimes dam capital cost	48
8.	INFRASTRUCTURE	50
8.1	Power Supply	50
8.2	Water Supply	50
8.3	Access Roads	50
8.4	Communications	50
8.5	Infrastructure Capital Expenditure	50
	ii	Prepared by:

Eastern Goldfields Limited

9.	ENVIRONMENTAL	51
9.1	Regulatory compliance	51
9.2	Base-line requirements	51
9.3	Historical remediation obligations	51
9.4	Interested and Affected Parties	52
9.5	Closure and Rehabilitation Plans and costs	52
9.6	New Requirements	52
10.	MANAGEMENT AND LABOUR	54
10.1 Management Structure		54
10.2 Labour requirements and availability		54
10.3 Consultants and Contractors		55
10.4 Safety, Security and Training		55
10.5 Health including impacts of AIDS		56
10.6 Social Responsibility		56
11.	ACCOUNTING AND ADMINISTRATION	56
12.	FINANCIAL	59
12.1	South African Tax considerations	59
12.2 Total Capital Expenditure		60
12.3 Operating Costs		61
12.4 Cash flow and NPV estimates		61
12.5 Conclusions and Recommendations		62
	12.5.1 Conclusions	62

12.5.2 Recommendations                                                                            62 Figure 1

Map showing the position of Lily Mine in relation to the regional geology of the Barberton Greenstone Belt'. (Modified after Ward, J.H.W., 2002)

List of Appendices:

A	Diamond Drilling Results
B	Mineral Reserves
C	Recomended Spans for Sub-Level Stoping - Rudi Kresten
D	Development and Stoping Level
E	SGS Lakefield Report
F	Process Flow Diagrams
G	Plant Design Criteria
H	ESS Report
I	Organisation Chart
J	Labour Breakdown
K	Safety Programme
L	Amortisation Schedule
M	Detailed Operating Costs
N	Mine Plans

iii	Prepared by:	Eastern Goldfields Limited

1.	INTRODUCTION

Eastern Goldfields, Inc. (EGI) is a Nasdaq listed company which owns certain mineral assets in the Barberton goldfield of South Africa. The corporate structure and ownership of the mineral assets are set out in detail below.

Prospecting and mining rights are held in the South African subsidiary companies and are consolidated in the north eastern portion of the Barberton goldfield. These rights include a mining license (for the Lily Mine) and various prospecting rights, some of which are yet to be granted. The total area covered by these Mineral Rights is in excess of 14,000 ha (140 km2).

Eastern Goldfields is proposing to raise capital for the development of a new underground mine below the Lily open pit. The mine has been operational for the past 6 years. Ore is transported from the Lily Mine a distance of some 18 km to the Makonjwaan processing plant which has been in operation for 17 years. During its life the Lily open pit has produced in excess of 800,000 tons of ore and approximately 60,000 ounces of gold.

The purpose of this Prefeasibility Study is to analyse the potential for underground mining of the Lily ore deposit and to consider the economics of developing the mine.

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2.	STRUCTURE, PERMITTING, LEGAL
2.1	Corporate Structure

The organisational chart below shows the corporate structure of the Eastern Goldfields group. Eastern Goldfields, Inc. (EGI) is a company registered in the State of Nevada, USA and is listed on the Pink Sheets of the Nasdaq exchange. It is the company's intention to upgrade this listing to the OTC Bulletin Board and then to the Small Cap Exchange.

EGI owns the entire share capital of the South African holding company, Eastern Goldfields SA (Pty) Ltd (EGSA). This company in turn, owns 74% of Eastern Goldfields Limited (EGL) while Lomshiyo Investments (Pty) Ltd, a Black Economic Empowerment (BEE) company, owns the other 26%. Eastern Goldfields Limited owns 100% of Eastern Goldfields Exploration (Pty) Ltd (EGE) and Centurion Mining Company (Pty) Ltd (Centurion) but only 58% of Makonjwaan Imperial Mining Company (Pty) Ltd (MIMCO), while the other 42% is owned directly by Eastern Goldfields SA (Pty) Ltd.

The mining license and prospecting rights are held in the four mining companies (yellow).

2.2 Black Economic Empowerment (BEE)

New mining legislation introduced in the past three years requires mining companies to comply with certain criteria to advance Historically Disadvantaged South Africans (HDSA's). The Mineral and Petroleum Resources Development Act in conjunction with the Mining Charter makes specific reference to ownership of mining companies by Black Economic Empowerment entities. This requires that at least 15% of the shares of a mining company be held by a BEE company by May 2009 and at least 26% by 2014.

Eastern Goldfields has ensured compliance with this requirement by implementing the above mentioned corporate structure, retaining 74% of the shares in the operating companies with the exception of MIMCO where 85% of the shares are held directly and indirectly by EGSA. This ensures compliance at the Lily Mine for the next 8 years until 2014.

2.3South African Mining Legislation

On 1 May 2004 the South African Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) came into effect. In terms of: "Schedule II, Transitional Arrangements, Continuation of old order mining right ".

(1)

Any old order mining right in force immediately before the MPRDA took effect continues in force for a period not exceeding five years from the date on which the MPRDA took effect, subject to the terms and conditions under which it was granted or issued.

(2)	A holder of an old order mining right must lodge the right for conversion within the 5 year period referred to in (1) at the office of the Regional Manager together with:
(a)	the prescribed particulars of the holder;

(b)	a sketch plan or diagram depicting the mining area for which the conversion is required, which area may not be larger than the area for which he or she holds the old order mining right;

(c)	the name of the mineral or group of minerals for which he or she holds the old order mining right;

(d)

a affidavit verifying that the holder is conducting mining operations on the area of the land to which the conversion relates and setting out the periods for which such mining operations will be conducted;

(e)

a statement setting out the period for which the mining right is required substantiated by a mining work programme which, in the case of Lily, will contain the results of and decisions pertaining to the Prefeasibility study;

a prescribed social and labour plan;

(g)	information as to whether or not the old order mining right is encumbered by any mortgage bond or other right registered at the Deeds Office or Mining Titles Office;

(h)	a statement setting out the terms and conditions which apply to the old order mining right;
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the original title deed in respect of the land to which the old order mining right relates.

the original old order right and the approved environmental management programme and

(k)	an undertaking that, and the manner in which, the holder will give effect to 2(d) and 2(f).

(3)	The Minister must convert the old order mining right into a new order mining right if the holder of the old order mining right;

(a)	complies with the requirements of (2);

(b)	has conducted mining operations in respect of the right in question;

(c)	indicates that he or she will continue to conduct such mining operations upon the conversion of such right;

(d)	has an approved environmental management programme; and

(e)	has paid the prescribed conversion fee.

(4)	If the holder fails to lodge the old order mining right for conversion before the expiry of the period referred to in (1), the old order mining right ceases to exist.

2.3.1 Surface Rights and Servitudes

The Lily Mine and infrastructure are situated on land owned by the state. The company is required to negotiate with the landowner for the surface use of any of this land, even though it is within the boundaries of the mining title.

Application for the use of the area being used for dumping, offices, etc. was submitted to the Department of Land Affairs (since this is state land) in January 2003. A separate request was submitted to Chief Dlamini Kuseni for the use of the land for the explosive magazine as this was situated on land owned by the Lomshiyo Trust. (Representing the Lomshiyo Tribal Authority).

After numerous meetings and site visits, the company was informed by the Department of Land Affairs that they had no objection to the company using the ground and that the Lomshiyo Tribal Authority had also agreed to the use of the land for both the dumps, offices, etc. and for the explosive magazine.

The company subsequently received a letter from the Lomshiyo Tribal Authority giving permission for it to use the area for the explosive magazine. When the Department of Land Affairs was approached for a similar letter or authorisation they notified the company that they were waiting for a letter from the Lomshiyo Tribal Authority, stating that the latter had no objection. When the Chief was approached for a letter for the Department of Land Affairs he informed the company that he had lodged a personal land claim on the area and that he would like to finalise that before he gave a letter of no objection to the Department of Land Affairs.

There are two servitudes belonging to other parties in the area, these are the canal immediately east of the mine (Low's Creek Irrigation Board) and the power line to the South of the mine. (Eskom).

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2.3.2 Water Rights

The company has a right to draw 600m3 of water from the Shiyalongubu River. When the National Water Act No.36 of 1998 came into effect, the company had to re-register all water uses. This was done and an application to have an additional extraction point out of the canal at the Lily Mine was applied for. This was approved and permission was obtained from the Low's Creek Irrigation Board to abstract water from their canal. Whilst the registration of the water right has been approved, the company is still waiting for the license from the Department of Water Affairs to be granted.

2.3.3 Mining Rights

The existing Mining License at Lily (No. 15/2003) was granted on the 26 May 2003. It is valid for 7 years (i.e. until 25 May 2010) or if the mine ceases production and terminates operations prior to this date.

This license was granted in terms of Section 9 of the Minerals Act 50 of 1991.

In terms of the new legislation this license is termed an "old order right" as it was granted in terms of previous legislation. The MRPD Act requires that all old order rights be converted to "new order rights" with the 5 year period from May 2004. A prerequisite for such conversion is a 15% ownership by BEE participants by 2009 and 26% ownership by 2014.

While the existing mining licence has been granted for the open pit operations until 2009 the Environmental Management Programme (EMP) has to be amended to cater for the new underground mine. Such amendment entails the submission for a labour plan and a social plan and this process has already been started. Independent consultants, Earth Science Solutions (ESS) have been engaged to amend the company's EMP and to apply for the necessary conversion.

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3.	GEOLOGY AND EXPLORATION
3.1	Regional Geology

Regionally, the Lily mine workings are situated along the east-west trending Lily Fault (Figure 1), which defines a major structural break for 20 kilometres along the northern flank of the Archaean Barberton Greenstone Belt. This fault is also a major stratigraphic break that separates the Onverwacht Group metavolcanics forming the lower part of the Lily Syncline in the north, from the Fig Tree Group metasediments forming part of the Eureka Syncline in the south. Overlying the Fig Tree Group are shales, quartzites and conglomerates of the upper-most Moodies Group. The metamorphic grade of the litholoaies in the mine vicinity is low-arade areenschist facies.

Figure 1:	Map showing the position of Lily Mine in relation to the regional geology of the Barberton Greenstone Belt'. (Modified after Ward, J.H.W., 2002).
3.2	Local Geology

At the Lily Mine, the Onverwacht metavolcanics are represented in the north by a sequence of talc, talc-carbonate and quartz-carbonate schists derived from ultramafic pre-cursors. The southern contact of the talc schist is the Lily Fault, a mylonite zone of intensely fractured talc schist on the northern contact and similarly fractured amphibolites and shales in the south.

South of the fault (mine hanging wall) is a 10 to 40 metre wide zone hosting the gold mineralization (often called the Lily Zone) comprising an interlayered sequence of greywacke and banded shales-chert-amphibolite. There are layers of banded iron formation and thin units of carbonaceous and magnetic shale. There are also small lenses of what are interpreted as dark green basic sills. South of the Lily Zone are more

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massive, fine grained, hard greywackes and dark grey shales that host two additional zones of sub-economic gold mineralization.

To the south of the greywacke are units of talc-carbonate and fuchsitic-quartz-carbonate schist, which is similar to the Zwartkoppie Bar found in the greywackes south of the Sheba Mine.

The general structural trend follows an east-west strike with a steep southerly dip that may reverse to steeply north. Shearing and mineralization are parallel to the regional fabric. Most fabric at surface has a northerly dip due to the effect of surface creep and drag on the steep south-facing slopes.

The dominant structural features are the Lily fault and the "Main Zone" shear. In the central pit area, shear splays off the "Main Zone" and Lily fault have resulted in a broadening of the auriferous zone over a strike length of about 130m and up to 40m in width.

Examination of structural directions has revealed 2 dominant directions and movement. Firstly, there is a set of lineation/foliation trends together with isoclinal fold axes that indicate a potentially steep easterly plunge of the controlling features that influence the auriferous zones. This is additionally enhanced by the easterly plunging grade trends exhibited by the block model and the general easterly "migration" of the high grade reef zones with the mining of each bench.

Secondly, there is the presence of the South Fault together with other smaller talc-hosting zones in the reef areas. Kinemetric indicators on the fault and fracture faces illustrate a strong horizontal movement of wrenching rather than vertical thrusting.

The sequence of rocks occurring to the south of the Lily Fault are tightly folded into attenuated isoclinal folds, as can be seen on the southern portion of the western high-wall. Structural indicators in the southwestern area of the pit show broad scale synformal closure to the north.

3.3	Mineralization

It has been noted that gold concentration appears to be associated with the intensity of shearing and alteration. In addition, the amount of carbonate (calcite/siderite) is also related to the gold distribution, as is the silica content in the shear zones. There are, however, numerous phases of quartz veining, the majority of which are not auriferous (i.e. those crosscutting the shear zones or unrelated to shearing).

Gold mineralization is erratically distributed along the numerous anastamosing shears in the altered shale-chert-amphibolites. The more intense and closer the shearing, the thicker and the more continuous the gold mineralization appears to be. In addition, where the shearing and the host lithology are in direct contact with the Lily Fault, good ore-grade gold is found. In areas where the greywacke occurs between the shale-chertamphibolites, gold mineralization is not as well developed.

Two styles of gold mineralization have been recognized in the ore zone:

Refractory gold related to pyrrhotite, being the major sulphide, together with minor arsenopyrite, chalcopyrite, pyrite/marcosite, pentlandite and sphalerite. The host rock is typically well sheared, altered by chlorite and carbonate, silicified and contorted.

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•	Free, native gold associated with quartz and quartz-carbonate veins erratically distributed throughout the ore zone.

Detailed logging of core from the most recent drilling program, together with additional geological mapping of the fresh rock reef zones in the pit, has allowed for a more detailed description of the gold mineralization.

•

Within the broad zone of gold mineralization called the Lily Zone (mineralized envelope or, simply, the "orebody"), are 3 distinct gold mineralized zones referred to as "reefs". The Bottom Reef is a planar but sinuous zone of varying thickness located closest to the Lily Fault. The Middle Reef is the most robust and continuous of the zones and is located about 3 to 5 metres south (in the hanging wall) of the Bottom Reef. The Bottom and Middle Reefs often join together forming wide (up to 20 metres thick) blocks of ore with good grades. The Top Reef is essentially a sack term for the numerous small, mineralized zones of limited strike and depth extent occurring south of the Middle Reef.

•

The oxide-hosted gold mineralization is represented by a mixture of quartz veining, sheared and altered greywacke with chert bands in which occur stringers, disseminations and bands of earthy to shiny red to brown gossan after pyrrhotite, arsenopyrite and pyrite. In the transition zone, the gossan may be more siliceous and contain specks of fresh pyrrhotite and minor arsenopyrite and pyrite.

•

Based on the pit floor mapping, reverse circulation ("RC") chip logging and core logging, it has been noticed that sulphides associated with gold mineralization generally occur as fine-grained disseminated specks and 'clouds', irregular grains and blobs of pyrrhotite with minor pyrite. The better-mineralized material includes massive, fine grained pyrrhotite, needles and laths of arsenopyrite with minor pyrite, chalcopyrite and bornite.

3.4	Weathering

In the oxide zone the presence of limonite (after sulphide), goethite and iron staining, coupled with the above features, is a strong indication of gold mineralization.

The base of totally oxidized rock (BOX) in contact with the top of fresh rock (TFR) and the water table (WT) were measured by RC drilling and diamond drilling. Weathering is deeper in the faulted, sheared and mineralized areas, usually by as much as 10 metres below the BOX of un-mineralized rocks. In general, the drilling has shown that the ore zones are weathered down to about 40 metres below the original surface. There is, however, an easterly dip to the base of oxidation as it sub-parallels the topography, which also falls in an easterly direction.

3.5 Geotechnical Assessment 3.5.1 Open Pit

Two independent geotechnical assessments2,3,4 have been carried out to review the open pit slopes on the Lily Mine. These were used to derive optimum pit slope angles for on-going mining and for input into the Whittle pit optimization exercise carried out by Gemcom Africa (Pty) Ltd.

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Both assessments essentially divided the pit into 3 main geotechnical domains.

•

The Amphibolite or South Slope — Composed predominantly of 70% amphibolite and 30% shale with a steeply south dipping schistose fabric that has 3 possible modes of failure. These are planar, wedge and toppling, the failures of which all are bench scale.

For a 50 metre wall height, the recommended slope angle is 54°, a batter angle of 75°, bench height 10 metres and berm width 5.7 metres.

•

The West Wall or West Slope — The majority of this slope is composed of amphibolite along with the Lily Fault and some footwall schist. The slope is perpendicular to the fabric and exhibits tight isoclinal folding coupled with some vertical jointing. Associated slope failure is expected to be bench scale if it occurs.

A wall height of 60 metres requires a slope angle of 62°, a batter angle of 75°, bench height of 20 metres and a berm width of 8 metres.

•

The Talc or North Slope — Composed predominantly of talc and talc-carbonate schist, schistosity forms the face of the slope. Some of the curved surfaces show that material slides out along these surfaces and there are some joint/face intersections that may cause wedge failures. Hence, the modes of failures are likely to be wedges and planes, but on a bench scale.

A 65 metre face requires a slope angle of 55°, a batter angle of 75°, bench height of 10 metres and a berm width of 5 metres.

3. 5. 2 Underground

The preliminary underground geotechnical assessment has been based on the geotechnical logging of the recent diamond drilling. Total hole RQD and core recovery was collected, while "Q" values were calculated for the rocks from 30 metres above first mineralization to the end of each hole in the footwall talc schist.

High RQDs are indicated for all rock types except weathered materials. An average RQD of 95% is estimated for all domains except the weathered rocks, which average 30%.

Data from the "Q" value estimate was divided into four principle domains based on common rock types5, these being greywacke; schist (talc and talc-carbonate schist); sediments (shale, chert and banded iron formation — "BIF"); and fault material.

The "Q" value was used to estimate the "N" value (modified stability number), which, with the use of a graph, estimates the HR (hydraulic radius)5. This latter value is used to determine feasible stope sizes. Greywackes and sediments reported HR values of 7.5 while the schist and faults have values of 5.0. As an example, the greywacke can accommodate an unsupported wall of 38 metres for a 25m high stope. The schist will only be able to support 17 metres.

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3.6      DRILLING 3.6.1 Historical Drilling

Anglo Vaal Limited, through it's Barberton subsidiary Eastern Transvaal Consolidated (ETC), drilled 27 surface diamond drill holes totalling 5,051.98 metres, in phases from 1979-1981, 1988-1990 and 1990-1992. Apart from 2 holes (LS14 and LS15 drilled on the adjacent farm Crystal Stream 323JU), all holes probed for gold mineralization from west of the existing Lily pit to eastward to the defunct Rosie's Fortune prospect.

ETC drilled an additional 39 underground diamond drill holes, totalling 533 metres, from 1 and 2 Level workings of the old Lily Mine. These comprised 2 drilling periods from 1979-1981 and 1988-1990. The holes were drilled to test the main Lily gold mineralization and eastern extensions thereof along 2 Level.

3.6.2 Reverse Circulation Percussion Drilling

Four phases of RC percussion drilling have been carried out by Makonjwaan Imperial Mining Company (MIMCO).

The first phase was completed in May 2000. During that short, one week program, 13 holes were drilled totalling 361.65 metres. The holes varied in length from 3.10 metres to a maximum of 45 metres. The irregular nature of the surface workings, together with un-mapped underground cavities, necessitated hole position changes, most of which still intersected cavities.

The second, short phase started was completed in March 2001. During that one week period, 24 holes were drilled totalling 455.30 metres. Of these, 22 holes totalling 453.30 metres, were logged and sampled - the remaining 2 holes were abandoned due to intersecting stopes. The holes varied from 4.10 metres to a maximum length of 39 metres. Again, the irregular nature of the un-mapped underground cavities necessitated hole position changes. All the holes were angled from -53° to -63° north.

The third RC drilling program was completed in August 2001. During that one week period, 14 holes were drilled totalling 632.25 metres. The holes varied in length from 7.75 metres to a maximum of 91 metres. Unrecorded cavities hampered some of the drilling. All the holes were angled from -58° to -70° and drilled as close to azimuth 0° as possible.

The fourth RC program was completed in May 2002. During that one month period, 17 holes were drilled totalling 1,128 metres. Hole depths varied from 24.5 metres to a maximum of 95 metres. All the holes were angled from -45° to -70° north.

Samples were collected every metre down the holes. The total number of samples generated was 2,588.

3.6.3 Diamond Drilling

MIMCO have undertaken 2 phases of surface diamond drilling in the period between September 2006 and March 2006.

The first phase entailed the drilling of 20 diamond drill holes with deflections totalling 4,511.29 metres. Hole LD 5 had to be abandoned at 26.58 metres due to the south pit wall collapsing on to the drill rig. This phase was designed specifically to fill-in between the older ETC diamond drill intersections and to test the eastern and western strike extensions of the existing Lily Zone mineralization. One short hole was also used to

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estimate the closely spaced geological distribution of the gold mineralization for statistical purposes.

The results increased the information density within the mineralized envelope, so much so that the measured resource was able to be extended a further 100 metres in depth from previous estimates. It also showed that gold mineralization appears to be limited to the present east and west strike limits of the open pit but, more importantly, it illustrated that the orebody is open in depth. Furthermore, it increased the understanding of the orebody geometry, lithology and alteration, as well as of the structures controlling gold mineralization.

By drilling non-directional deflections of each gold mineralized intersection, there was more than enough fresh core sample for metallurgical test work. These samples were also collected randomly throughout the deposit, making them more representative.

• The second phase of diamond drilling was planned to augment the first phase by increasing the information base over an additional 100 metres of depth. Four holes were set aside for this task. A short hole was drilled in the open pit, where a hole was abandoned in the first phase due to collapsing pit walls. A second short hole was planned to intersect potential mineralization in the eastern part of the pit in an area identified from old underground workings. A single deep hole was planned to test continuity of the orebody 450 metres below pit base. This was also a stratigraphic hole to identify geological conditions down to sea-level.

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Eastern Goldfields Limited

3.6.4 Core Logging and Sampling Methods

Depending on individual locations and rock type at surface, the holes are generally started using a tri-cone bit to drill through the soil and rubble. This seldom extends beyond 5 metres of depth and no core is recovered. The rest of the weathered and partly weathered rock is cored using HQ bits and rods, giving a core of 63.5mm diameter. The hole is then cased and, thereafter, NQ rods are used for the remainder of the hole, giving a core diameter of 47.6mm.

A non-directional wedge was set above the main intersection position in each hole to collect a second core of the intersection. Deflections of poorly mineralized primary intersections were cored using NQ bits, while well mineralized intersections were cored using a TNW core barrel on NQ rods. This core has a nominal diameter of 60.3mm and allows for large volume 1/2-core for metallurgical sampling while the 1/4-core is enough for routine gold assay.

At the drill site, core is washed and placed in core trays with numbered blocks at the end of each core run. The core is then marked every metre and any core loss noted on the end-of-run blocks.

The core is then logged in detail at mine site to record weathering profiles, lithology, structure, alteration and mineralization. Thereafter, any mineralization is marked for sampling. The top and bottom of each sample is marked on the core and then recorded on a sample sheet. In addition, a line is marked down the axis of the core along which the core is eventually split by a diamond-bladed core-cutter.

Finally, before cutting, the core is geotechnically logged. Core recovery and RQD values are recorded for all NQ core, while data used to estimate the "Q" value is collated for 30 metres on either side of the main mineralized intersection.

The core is then split (cut) in half down the axis for sampling. One half of the core is place in a numbered sample bag, sealed and sent to the laboratory for gold determination. The other half core remains in the core tray for reference. Core with visible gold was sampled in such a way that no visible gold was sent for assay. Visible gold in the core illustrated below comes from an intersection in LS 15.

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3.6.5 Surveying of Holes

During drilling, down-hole surveys using a single-shot Reflex EZ Shot instrument were carried out at about 30 metre intervals in order to keep track of the natural deflection of the drill string. Should the hole be deflecting too much then the driller was instructed to decrease bit pressure. On the other hand, should more deflection be required then the drill bit pressure was increased.

The collar position of each hole was surveyed by theodolite. 3.6.6 Sample Security

The half core samples are packed into clear plastic sample bags at the secure mine site. They are then transported with other run-of-mine samples in a company vehicle to the MIMCO laboratory. The latter is located in the secure area of MIMCO's reduction works. Packaging and labelling of the core samples is no different from the other routine mine samples.

3. 6. 7 Sample Preparation

At present, all samples are prepared and assayed in the MIMCO plant laboratory. Sample preparation is by initial drying and crushing. Crushing takes the whole 1/2-core sample to a nominal 5-10mm particle size. Approximately 200-300 grams is riffle-split for pulverizing in a ring mill. The remainder of the crushed sample is stored for reference. The pulverization gives a final product, in which 95% of the sample is <75p in grain size.

Fifty grams of the pulverized product is weighed for the fire assay and the remaining material is stored for reference.

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Eastern Goldfields Limited

3.6.8 Laboratory Analytical Methodology

All gold assaying, up to the beginning of 2003, had been by fire assay with AAS finish on a 50 gram sub-sample. Since then, all assaying has been by gravimetric fire assay on a 50 gram sub-sample. Gold determinations of the current core samples have been by gravimetric fire assay.

3.6.9 Precision, Accuracy and Quality control

MIMCO's laboratory routinely carries out its own duplicate, blank and standard assays to monitor assay precision and accuracy. From time to time, duplicates are sent to referee laboratories for independent checks of precision. Records to date show that precision and accuracy is within 15% precision at 95% confidence limits. This result is within normal industry limits.

For the duration of both diamond drilling programs, additional duplicate and standard assays were being carried out. At least 10% of the core samples are repeated by blind duplicate assaying. The crushed reject was riffle-split, assigned a dummy number, then pulverized and assayed. After about every 20th determination, one of two international standards is additionally assayed. These are also submitted with blind numbers.

At the end of the program, after all the MIMCO laboratory assays had been completed, an additional suite of reject pulps was submitted to a commercial laboratory for independent gold determinations. A final report on assaying precision and accuracy is being prepared.

3.6.10 Bulk Density

Rock density determinations are carried out routinely by the MIMCO laboratory for Lily Mine's waste and ore. The figures are routinely up-dated. Currently, the ore has a density of 3.1t/m3 and the waste is 2.7t/m3.

All mineral reserves and resources considered in this report are based on unweathered gold mineralization and the above bulk densities have been used in the calculation of the mineral reserve and resource estimates.

3.6.11 Core Storage

All core is stored in metal trays and stacked hole-by-hole at the Lily Mine site. The core is planned to be moved and stacked at the Worcester Mine site at some time in the future. In addition, trays of the old ETC diamond drill core are to be collected from the sheds at the Consort Mine site and moved to Worcester Mine.

3.7          Data Base Modelling 3.7.1 Information Sources

The information used to create the models from which the mineral resources and reserves are estimated derive from the following sources.

1.	Topographic surfaces generated from theodolite surveys.
2.	Geological solids created from Gemcom models using surface geological mapping and lithological logs generated by drilling.
•	14 -

3.	Sampling information from the following sources.

•	Underground channel samples cut by diamond saw from the drives and cross-cuts on 1 and 2 Levels in the old underground mine. ETC collected 1,175 samples.

•	ETC also drilled 39 underground diamond holes totalling 533 metres using AXT coring equipment. They collected 617 half core samples.

•	In addition, ETC carried out a surface diamond drilling program of 27 holes totalling 5,051.98 metres. Some 1,345 half core samples were assayed and reported.

•

There are 2,575 reverse circulation percussion hole chip sample results and at the end of the most recent diamond drilling program, there were an additional 1,200 half core (NQ and TNW size) sample results generated from 27 holes totalling about 6,970 metres of drilling.

The information used to create the models from which the resource and reserves are estimated come from the following sources.

1.	Topographic surfaces generated from theodolite surveys.
2.	Geological solids created from Gemcom models using surface geological mapping and lithological logs generated by drilling.
3.	Sampling information from the following sources.
•	Underground channel samples cut by diamond saw from drives and cross-cuts on 1 and 2 Levels in the old underground mine. ETC collected 1,175 samples.

•	ETC also drilled 39 underground diamond holes totalling 533 metres using AXT coring equipment. The collected 617 half core samples.

•	In addition, ETC carried out a surface diamond drilling program of 27 holes totalling 5,051.98 metres. Some 1,345 half core samples were assayed and reported.

•	There are 2,588 reverse circulation percussion hole chip samples collected from 65 holes drilled by EGL totalling 2,575.2 metres.

•

The latest EGL diamond drilling program carried out over the period September 2005 to March 2006 resulted in the completion 27 holes with 24 accompanying non-directional deflections. This work generated 1,223 half core samples for assay and at the same time confirmed geological continuity of Lily gold mineralization 500 metres below the base of the existing open pit. It additionally outlined the eastern and western limits of mineralization and confirmed the existence of a steep easterly plunge and the formation of possible new mineralized shoots at depth.

A summary of the drill hole gold intersections is tabulated in Appendix A.

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4. Finally, the information base includes the results 52,482 pit floor rip line samples. Each bench of the pit has been sampled on 5 metre by 1 metre grids, and the samples are channel-cut by a diamond saw.

All of the above assay results have been captured in a co-ordinated database fixed Lo 31°.

Finally, the information base includes the results of 52,482 pit floor rip line samples. Each bench of the pit has been sampled on 5 metre by 1 metre grids and the samples are channel- cut by a diamond saw.

All of the above assay results have been captured in a co-ordinated database fixed on Lo 31°.

3.7.2 Geological Definition

A suite of north-south sections, each 10 metes apart, have been constructed through the Lily orebody. For each section, the lithological units, the structural features, alteration zones and any assay information from the rip lines, drilling and underground sampling are recorded. This assay information is used to mark out the gold mineralization zones from which the 3 individual reefs are defined.

Using Gems v 5.53, the outlines of each individual reef on section is digitized using assay information, lithology, structure, alteration and mineralization to refine the borders, thereby delineating the respective reef envelopes. These digitized sectional reef outlines are then compiled into 3-dimentional geological solids. The 3 geological solids represent the Top Reef (blue), the Middle Reef (red) and the Bottom Reef (green).

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Before the block model is created, the assay information used to populate the block model has to be selected. Only the co-ordinated assay results falling within the geological solids are used, and these are stored in a separate database. The final resource estimates for each solid (reef) is then calculated from the assay information within the reef zone.

3.7.3 Block Model

The block model creation and population was undertaken using Gemcom's Gems v 5.53. The 3 new solids (reefs) were used to create 3 individual non-isometric block models with blocks 5m x 2m x 5m in size (5 metres on strike, 2 metres across strike and 5 metres down dip). The block sizes are based on the current open pit mining parameters of 5 metre deep benches coupled with the rip line sample spacing of 1 metre channels across strike on lines 5 metres apart on strike. It matches the current mining block estimation.

The blocks in each model were populated with gold grade using Inverse Distance "kriging" based on 45 metres search radius along strike, 50 metres down dip and 5 metres across strike. The search ellipsoid dips -75° south, this being the average dip of the reef zones. Unfortunately there is no way of orientating the ellipsoid down the plunge of mineralization. The first 6 samples encountered were used to arrive at the average gold grade of the block. A minimum of 2 samples were required to populate the block and only assays located within the reefs (described above) were used for the estimation.

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The search radius selection has to take into account the following conditions:-

•

Differing sample density where rip line density is at least 5x5x1 to the deep areas where intersections may be 75 metres apart. Unpopulated blocks in the model due to the limits of the search radius do not necessarily mean that that part of the reef is un-mineralized.

•	The Lily Mine is an Archaean lode hosted deposit that has irregular gold distribution within reefs of irregular shape and size.

Therefore the search radius must be short enough take into account the irregular geological distribution of the gold, but at the same time long enough to populate the reef between sparse data points where geological experience of the deposit indicates there will indeed be mineralization.

3.7.4 Reconciliation Procedures

The block model was tested by comparing the actual run-of-mine material mined from the pit between September 2004 and December 2005 with the model estimation of the same area mined. This initial comparison showed that the model estimated a higher grade and gold content than was actually mined. Examination of the original database illustrated that there were two values of over 430g/t Au, this being doubly as high as the next highest value. By cutting both these values to 240g/t Au, the resultant cumulative frequency curve for the database attained it's normal smooth curve. In addition, the re-populated block model using a 240g/t Au top-cut compared to within 15% of the grade actually mined.

This Gemcom-based geological solids and model were also exported to a Dataminebased modelling package. The difference between the two resource estimation results was no more than 0.07%.

Resource Modeling Package Comparison

Middle Reef
	GEMCOM			DATAMINE			% Variation
Grade
Group	Tons	Grade	Kg Au	Tons	Grade	Kg Au	Tons	Grade	Kg Au
>1.00	1,725,373	3.96	6,832	1,727,250	3.96	6,840	-0.11%	-	-
>2.00	926,531	6.1	5,654	927,172	6.10	5,656	-0.07%	0.05%	-
>3.00	513,318	9.05	4,645	512,965	9.05	4,642	0.07%	-	0.05%
>4.00	286,339	13.47	3,857	286,093	13.47	3,859	0.09%	0.00%	0.09%

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4.	MINERAL RESOURCES AND RESERVES
4.1	Reporting Code

Eastern Goldfields Limited ("EGL") reports its Mineral Resources and Mineral Reserves in compliance with the guidelines of the South African Code for Reporting Mineral Resources and Mineral Reserves (SAMREC Code).

The diagram below illustrates the categories of mineral resources and mineral reserves and their relationship as referred to in this report. This is in accordance with the latest edition of the SAMREC code (Effective March 2000).

The following is a summary of the SAMREC Code definitions of the respective categories of Mineral Resources and Mineral Reserves.

Mineral Resource

A 'mineral resource' is a concentration of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured categories.

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Inferred Mineral Resource

An 'inferred mineral resource' is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is based on geological information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be of limited or of uncertain quality and reliability.

Indicated Mineral Resource

The 'indicated mineral resource' is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on appropriate exploration techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or appropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured Mineral Resource

A 'measured mineral resource' is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrop, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Mineral Reserve

A 'mineral reserve' is the economically mineable material derived from a measured and/or indicated mineral resource. It is inclusive of peripheral waste rock dilution. Appropriate assessments, which may include feasibility studies (and all that these entail), must demonstrate that, at the time of reporting, extraction is reasonably justified. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proved mineral reserves.

Probable Mineral Resource

A 'probable mineral reserve' is the economically mineable material derived from a measured and/or indicated mineral resource. It is estimated with a lower level of confidence than a proved mineral reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies (and all that these entail), must demonstrate that, at the time of reporting, extraction is reasonably justified.

Proved Mineral Resource

A 'proved mineral reserve' is the economically mineable material derived from a measured mineral resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies (and all that these entail), must demonstrate that, at the time of reporting, extraction is reasonably justified.

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4.2 Estimation Methodology 4.2.1 Sampling

The data for the mineral reserve and mineral resource estimates at the Lily Mine have been collected from half diamond drill core (HQ, NQ, TNW and BX core), reverse circulation percussion borehole chips and bench rip line channel sampling. The half core was of varying lengths depending on lithology while the reverse circulation and rip line samples are routine 1 metre lengths.

Samples in the hard rock rip lines are all cut using a diamond saw, yielding about 500 grams of sample per 1 metre channel. Some historical underground channel sampling results and underground diamond drill core sampling results have been utilised where other data have been sparse. The sampling information base contains 6,973 coordinated assay results.

Each 5 metre bench of the open pit is sampled on a 5 metre x 1 metre grid. This generates 1,000 to 2,500 samples per bench and each sample point is fixed on Lo 31° co-ordinates. To date, the database contains some 53,441 co-ordinated rip line gold assay results. The sample database and assay plans are up-dated weekly and the latest resource statement is based on survey, sampling and geological modelling results as of the 31 March 2006.

4.2.2 Assaying

At present, all samples are prepared and assayed in the Makonjwaan plant laboratory. Sample preparation is by initial drying and crushing followed by pulverisation in ring mills to give a final product in which 95% of the sample is <75p in grain size. Screen analyses are carried out to ensure that standards are maintained.

All gold assaying up to the beginning of 2003 had been by fire assay with AAS finish on a 50 gram sub-sample. Since then, all assaying has been by gravimetric fire assay on a 50 gram sub-sample.

4.2.3. Precision And Accuracy

The Makonjwaan laboratory carries out its own duplicate, blank and standard assays to monitor assay precision and accuracy. From time to time, duplicates are sent to referee laboratories for independent checks of precision. Records to date show that precision and accuracy is within 15% precision at 95% confidence limits. This result is within normal industry standard specifications.

For the recent diamond drilling programs conducted at the Lily Mine, 10% of the core sent in for assay was re-assayed using blind duplicates collected from the 8 mm crusher rejects. In addition, 10% of the pulverised rejects were sent to an independent commercial laboratory for assay. This control program is on-going.

The mine laboratory has been in operation for the past 15 years and has carried out assaying for the Imperial and Makonjwaan Mines in addition to the Lily Mine. Therefore it is assumed that precision and accuracy of assaying for the former two mines was similar to what it is today.

Precision and accuracy for the Bonanza Mine laboratory was checked and assumed to be reasonable. With regard to the Worcester Mine's historical assay reliability, the original assay returns will have to be reviewed and checked, where possible, against standard gold assays. In most cases, commercial laboratories keep records that can be used for precision and accuracy checks.

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4.2.4 In Situ Bulk Density

All Mineral Reserves and Mineral Resources quoted in this report are based on the typical prevailing gold mineralization and the following bulk densities have been used in the calculation of Mineral Reserve and Mineral Resource estimates.

Revised at the end of December 2005

Mine	Density Used
Lily Mine U/G	3.10
Lily Mine Open Pit	3.10

Rock density determinations are carried out routinely by the Makonjwaan laboratory for the Lily Mine's waste and ore.

4.2.5. Block Modelling

Mineral Resource tonnages and grades are estimated in-situ over the true reef widths and include mineralization at zero g/t Au cut-off. The Mineral Resources are reported inclusive of the Mineral Reserves (i.e. inclusive of those portions of the Mineral Resources which classify as Mineral Reserves).

It is the policy of EGL to report Mineral Resources as an inventory of all gold mineralization having a reasonable chance of being brought to account given favourable technical and economic conditions.

Utilizing GEMCOM 5.53 software, the Lily Mine ore zones were up-dated and remodelled using all the historical rip line sampling and geological mapping together with reverse circulation drilling, diamond drilling and underground sampling results. Geological solids (representing the ore zones) of the 3 geological defined mineralized units were constructed. These zones comprise the Bottom Reef, Middle Reef and Top Reef. These three reefs are best developed mainly in the centre west and west of the pit. The modelling excluded the poor gold mineralization in the middle of the pit, while a small portion of the Middle Reef zone has been left in the east of the pit.

The 3 reef solids were used to create 3 non-isometric block models with blocks measuring 5m x 2m x 5m in size (5 metres on strike, 2 metres across strike and 5 metres down dip). The blocks in each model were populated with gold grade using Inverse Distance "kriging" based on 50 metres search radii along strike, 50 metres down dip and 5 metres across strike for the calculation of Measured Resources.

The Indicated Resources were estimated from a block model using search distances 100x100x5 metres. The search ellipsoid was tilted at -75° south to parallel the steep southerly dip of the reef zones. The first 6 samples encountered were used to arrive at the average gold grade of each block. A minimum of 2 samples was required to populate each block and only assays located within the ore zones were used for the estimation.

Visible gold was detected in some of the diamond drill core. The lithological logs from the Anglovaal Limited diamond drilling indicate that visible gold occurred as specks and small plates. In these cases, the core was sampled normally and may have included specks of visible gold. In the recent surface drilling, however, the deflection in borehole LD 15 intersected spectacular visible gold as a lacy fabric of hair-like veinlets and irregular shaped leaves and blebs over a 20 centimetre length. In this case every effort was made to exclude the visible gold from the samples submitted for assaying.

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The Lily deposit is a typical African Archaean lode gold ore body characterized by irregular gold mineralization in irregularly shaped and distributed zones. An attempt to interpret the geological distribution of gold mineralization has been made using the rip line sampling data to construct a suite of semi-variograms. The results show extreme inherent variability in the gold distribution, so much so that the nugget effect is up to 80% of the total variability. A poorly constrained sill distance of 45 to 50 metres was, however, indicated. Therefore, the Measured Resource was estimated using a 50 metre search radius.

Based on this block model, the volumetrics were used to calculate the tonnes and grade of the reefs together with the tonnes of waste. The Measured Resource was estimated from below the end of December 2005 pit bottom surface to the depth limit of the 50 metre search radii based on the results of the percussion and diamond drilling intersections.

The Indicated Resource is based on a 100 metre search radius in the block model and by polygonal section estimation using the remainder of the wider spaced diamond drilling together with some trench channel sampling results over the remainder of the Lily Mine known area of mineralization.

4.3	Mineral Resources	Mineral Resource Summary as at 31 March 2006
		Tons	Width	Grade	Value	Contents
			(m)	(g/t)	(mg/t)	(kg) (Ounces)

	Measured	3,735,000	3.59	3.03	10.88	11,317 364,000
	Indicated	1,823,000	2.54	3.05	7.92	5,565 179,000
	Inferred	1,547,000	2.61	3.18	8.3	4,914 158,000
	Total	7,105,000	3.11	3.07	9.56	21,796 701,000

The Inferred Resource is taken as being peripheral to the Indicated Resource and also includes some wide spaced diamond drilling and trenching results. In addition, the depth extent of the Inferred Resource is based on the interpreted geological continuity supported by diamond drilling.

4.4	Mineral Reserves

The introduction of geostatistical block modelling to the Lily Mine gold mineralization some four years ago was successful in areas where there is a high density of data. However, application of the technique to areas of sparsely distributed data has highlighted some deficiencies, particularly as reflected in the results of the latest diamond drilling program.

Estimation of the resources from which the open pit Mineral Reserves are derived is based on a block model populated by inverse distance kriging using a reasonably dense assay database compiled from both drilling and close spaced rip line assay results. Reconciliations with mine production have shown that the block model estimates have been within 15% of the mine's grade control measurements.

The estimates for the underground Mineral Resources are based on the same model parameters but the density of the assay database is a lot sparser being derived solely

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from surface diamond drilling results. It appears that inverse distance kriging using wide spaced data points in a deposit with a highly variable gold distribution pattern, tends to "smooth" high (and conversely low) gold values, resulting in a populated block model containing large areas of either high grade (or low grade) that do not reflect the true tenure of gold mineralization and its distribution as experienced from the past four years of mining.

Therefore, to estimate the Mineral Resources for those areas where assay information is based on widely spaced drill intersections, weighted triangular estimation was used. The grades and gold distribution trends derived from this method are a better reflection of the actual gold contents in the ore body. Interestingly, the total estimated amount of gold in the ore body using both methods is similar. In addition, the Mineral Resource estimation technique used by Barberton Mines at the Sheba, Consort and Fairview Mines is by polygonal or triangular section methods. They do not use geostatistical block modelling for their underground Mineral Reserve estimates.

4.4.1 Geological Losses

The issue of geological losses is a dealt with in 2 ways. It is well known that metal content losses occur in any mining operation. In the South African Mining Industry this is best represented by the Mine Call Factor (MCF) which essentially represents the difference between the metal expected to be mined from sampling and the final metal accounted for at the end of the process. The Mine Call Factor used in the operational cash flows is 90% (average for the current operation past 6 months is 91%) thus representing "geological losses" of 10%.

In addition to the MCF certain blocks of ore will not be extracted because they will be required to left in situ as pillars. This is necessary for ground stability reasons and varies depending on the mining method used. The mining method chosen for this Prefeasibility Study is sub-level stoping, a form of open stoping, in order to minimise the pillars left in situ. Mining extraction has therefore been estimated at 90% on the assumption that 10% will be left behind in pillars.

In reality, therefore, almost 20% of the insitu payable ore is not expected to reach the mill. The method of accounting for this assumes 10% losses in pillars, and after dilution, this represents the Mineral Reserve to be delivered to the processing plant. At the plant the MCF of 90% is applied to arrive at the expected mill feed grade.

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4.4.2 Dilution

The Mineral Reserves, reduced for pillar losses are then diluted by 10%. Additional waste rock carrying zero grade is added to the respective tonnages to arrive at the final Mineral Reserve. This tonnage will be delivered to the processing plant where the Mine Call Factor will be applied.

4.4.3 Cut-off grade

The pay limit or economic cut-off grade for underground mining was calculated according to forecast operating costs, gold prices, recoveries and yields. The Mineral Reserve blocks were estimated using this information.

The Mineral Reserve was derived from the Measured and Indicated Resource blocks using weighted triangular section estimation methods on the diamond drill borehole intersection values. The Mineral Reserve estimate covers elevations from the expected pit surface at the end of its operational life of 510 m above mean seal level down to the planned underground 14 Level on 250 metres above sea level.

Pay Limit - Underground
Operating cost by process		2006
Development	(R)	9,576,000
Stoping	(R)	8,436,000
Processing	(R)	12,000,000
Engineering	(R)	2,844,000
Technical services	(R)	2,472,000
Mine administration	(R)	4,680,000
Mine security	(R)	804,000
Total	(R's)	40,812,000
Monthly average	(R's)	3,401,000
Tons milled	(t)	180,000
Cost per ton milled	(R/t)	234.00
Gold price	(US$/oz)	570.00
Exchange rate	.(R/US$)	6.00
Gold price	(R/kg)	110,000.00
Yield	(g/t)	2.13
Recovery	(%)	90.00
Yield	(g/t)	2.36
Mine call factor	(%)	90.00
Pay limit	(g/t)	2.63

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While the pay limit (economic cut off grade) is calculated at 2.63 g/t this was deemed too low to provide an acceptable profit margin. A decision was made to estimate Mineral Reserves at a cut-off of 3.0 g/t resulting in a higher grade to the mill and a slightly shorter life of mine.

The underground Mineral Reserve for the Lily Mine is 1,253,000 tons of ore at an average grade of 4.84 g/t.

	MINERAL RESERVE
Level	Tons	Grade	Content	Content
		g/t	kg	ounces
0	39,457	9.83	388	12,467
1	44,519	8.94	398	12,790
2	37,703	11.31	427	13,715
3	74,515	9.64	718	23,091
4	55,802	6.08	339	10,909
5	213,048	3.84	818	26,302
6	89,396	4.17	373	11,979
7	87,943	3.49	307	9,867
8	90,833	3.49	317	10,185
9	95,058	3.97	377	12,124
10	47,706	4.07	194	6,250
11	101,283	3.77	382	12,269
12	79,914	3.58	286	9,202
13	116,495	3.75	437	14,060
14	78,867	3.79	299	9,607
Total	1,252,541	4.84	6,060	194,816

Details of the Mineral Reserves are in Appendix B.

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5.	MINING
5.1	Open Pit

5.1.1 Historical open pit production

The existing open pit has been in operation since 2000. Despite fluctuations in the amount of ore tonnes that were able to be treated on a monthly basis since that date, these have only shown material departures from an average monthly rate of some 12,000 tonnes in two instances. The first was from late 2003 to mid 2004, when mining progressed from soft, oxidised ore to exceptionally hard, fresh sulphide ore, necessitating an expansion of the processing plant over a period of time to cater for the higher abrasion . The second significant drop in tonnage throughput in early 2005 was as a result of a major rock fall in the pit (see graph attached Ore milled (tonnes) -Accounted for grade (g/t)). Recovered grades have fluctuated in a range from about 2g/t to 3g/t, generally in concert with the expected distribution of higher and lower grade areas in the orebody as mining progressed through them.

The mine was operationally profitable from inception to early 2003 and then it experienced a protracted period of loss-making until early 2005. During the period of loss-making, there had been a lack of capital availability to up-grade the processing plant in order to overcome the reduced tonnage throughputs and lower plant recoveries. However, since then, the technical problems relating to the plant have been resolved and the mine has remained profitable (see graph attached Revenue - Working Costs (R)).

Whilst the revenue received is a function of the gold price and the rate of production (the latter displaying a marked decline from late 2003 to mid 2004) at a relatively consistent grade, the rising operating costs reflect the combination of increased drilling and blasting of the hard ore, the escalating costs of fuel and the high amounts of waste stripping that had to be incurred, especially during 2005. Since late 2005, the high gold price and reduced waste stripping has resulted in similar levels of profitability as those experienced in the early years of the open pit's life.

Tons milled	Gold produced
2000/01	175,000 t	304 kg 19,800 oz
2001/02	156,000 t	311 kg 10,000 oz
2002/03	150,000 t	324 kg 14,400 oz
2003/04	128,000 t	225 kg 7,200 oz
2004 (9 months)	83,000 t	179 kg 5,800 oz
2005	168,000 t	398 kg 12,800 oz
824,000	1,741	56,000

5.1.2 Open pit mining option

Hatch and Associates were engaged as consultants to review and analyse the various options pertaining to future mining at the Lily orebody. Recent drilling has indicated that the orebody extends both on strike and at depth and various mining options were reviewed. Given that the current open pit operation is nearing the end of its design life, it was recommended by Hatch to consider extending the life of the open pit prior to, or in conjunction with, commencing underground operations. Once the block model for Lily orebody had been finalised various Whittle optimisation runs were carried out. These were based on an increased gold price and the well understood operating cost structure.

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The previous open pit design was finalised when the gold price was $400 per ounce and the exchange rate R6.50 /US$, resulting in a rand gold price of R85,000 per kg. With the recent increase in the gold price the following parameters were used for the Whittle runs.

•	Gold price:	$550 /oz.
•	Exchange rate:	R6.00 /US$.
•	Rand gold price:	R106,000 /kg.

This 25% increase in the rand gold price resulted in significant additional tonnages being payable despite the high operating cost structure of the Lily mine. Costs remain high because of the remote location of the processing plant, necessitating hauling of the ore a distance of 18 km while reducing the flexibility of the operation.

Operating costs were based on current operations and assumed that ore would be hauled a distance of 18 km to the existing processing plant. Depending on the strip ratio this cost structure remains high at +R200 per ton (+US$30 per ton).

From the Whittle optimisation runs four pit shells were examined. These ranged from a 9 month extension to a 36 month extension. After due consideration of geotechnical and environmental factors a decision was made not to cut back the high west wall which involved the two long life options. The short 9 month option was the same as the current design with minor exceptions and therefore it was decided to consider pit shell No. 21 which would extend the pit by some 2 years. This pit configuration involved two cut backs on the north and south walls resulting in the pit being deepened by 50 metres. The current pit is scheduled to cease operations at elevation 510 m amsl while pit 21 would cease at 460 m amsl.

The next step was to design a practical open pit from the pit 21 shell and the first design involved a cut off of 1.0 g/t in line with current practice. The resulting grade was too low to justify a viable operation and so a second design was made using an increased cut off grade of 1.5 g/t. This resulted in the following open pit Mineral Reserve.

Waste tons	3,982,000 t
Strip ratio	8.0
Ore tons	500,000 t
Ore grade	2.99 g/t
Gold content	1,494 kg (48,000 oz)

The waste tonnage of approximately 4 million tons is some 1.5 million tons higher than the indicated Whittle waste tons. This results from the geometry of the surrounding topography and the necessity for safe overall slope angles on the north and south walls. The steep talk schist north wall was designed with an overall slope angle of 56° while the south wall was designed with compound slopes of 56° in the lower fresh material and 45° in the oxidised material above elevation 550 m amsl. Access to the pit remains from the east with the ramp on the more stable south wall.

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This operation was therefore extended to 33 months and operating and financial parameters are summarised below:

Waste tons	3,990,000 t
Strip ratio	8.1
Ore tons	495,000 t
Head grade	2.84 g/t
Recovery	90%
Gold produced	1,265 kg (41,000 oz)
Gold price	R106,000 kg
Total Revenue	R134 million
Total Operating Costs	R123 million
Total Cash Operating Profit	R11 million

Unit costs	R249 /t US$489 /oz

Examination of the mine plan on a monthly basis indicates a negative cash flow during the first year because of the necessary high waste stripping. The second year shows a small profit and most of the profits for the project are made in the third and final year. Other considerations are the state of the Makonjwaan processing plant and the fact that the Makonjwaan slimes dam is nearing the limit of its capacity. In the event of a three year open pit extension with the continued use of the current processing plant, a new slimes dam would have to be built.

The original open pit design indicated that planned operations would cease in June 2006. Slight modifications to this design and a increase in Mineral Reserves has allowed for this operation to be extended by six months until December 2006. The operating and financial parameters for the revised operation were compared with the pit extension design and are as follows:

Waste tons	280,000 t
Strip ratio	1.1
Ore tons	176,000 t
Head grade	2.62 g/t
Recovery	90%
Gold produced	412 kg (13,000 oz)
Gold price	R110,000 kg
Total Revenue	R45 million
Total Operating Costs	R34 million
Total Cash Operating Profit	R11 million

Unit costs	R192 /t US$414 /oz

It was therefore concluded that current operation would result in the same profit as that of the extended open pit operation and the extension could not be justified. The mining of an additional 30,000 oz of gold by open pit methods could not be financially justified as such ounces will be mined from the underground operation.

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5.1.3 Underground Mining Option

The Lily orebody was examined for underground mining and displays two distinct mining area. There is a high grade zone in the upper west and a low grade zone in the east at depth. Detailed analysis of the block model shows that grades in the west appear abnormally high while grades in the east appear abnormally low. This phenomenon is not uncommon when using geostatistics to evaluate an orebody. In this instance there is little doubt that high grade blocks have been overvalued and low grade blocks have been undervalued. This can be overcome by applying a regression curve, however, this has not been carried out.

Further analysis indicated that underground mining is indeed feasible and that those ore blocks which would have been mined by open pit can, excluding a crown pillar, be extracted by underground methods. The orebody was examined with a view to exploiting it by means of underground mining methods and the following was taken into consideration:

•	Access to the orebody;
•	Mining method;
•	Pay limit and cut off values;
•	Scale of operations.

These were dealt with as follows: Access to the orebody

Various means of accessing the orebody were considered including a decline from surface, a decline from the open pit and a vertical shaft. It quickly becomes apparent that both zones have to be accessed separately and the western section is best accessed by means of a decline from the open pit because most of the ore is between 500 m amsl and 600 m amsl. By contrast the eastern low grade section is best accessed by means of a surface decline because most of the ore lies between 500 m amsl and 250 m amsl.

Mining methods

Because of the low grade nature of the orebody in general, high cost mining methods have not been considered. These include cut and fill and conventional underhand benching. The following mining methods that are considered appropriate for the geometry and grade of this orebody are:

•	Sub level stoping;
•	Waste cut and fill;
•	Shrinkage stoping.

These were discussed in detail and a decision was made to use sub level stoping.

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Pay limits

Various pay limits were calculated for the mining methods on the assumption of a production rate of 15,000 tons/month. The pay limit represents the average grade of a block of ore, the mining of which results in a breakeven situation. The pay limit is not the cut off value which is the statistical value (when using the block model), indicating those portions of the orebody which should be excluded to ensure that the average grade of the ore block is sufficient to provide an acceptable margin above the pay limit.

Initial work was carried out applying a cut off grade of 2.0 g/t to provide an indication of the order of magnitude of the tonnage and grade of mineable blocks.

Production rate

The Measured and Indicated Mineral Resource blocks were identified for possible underground stoping. This Mineral Resource covers approximately 500 metres on strike and 260 metres in depth. The Measured and Indicated Resources are stated below:

4,400,000 tons @	2.85 g/t	12,500 kg 400,000 ounces

Applying a 2.0 g/t cut off to these Measured and Indicated Resources results in the following potential Mineral Reserve:

1,700,000 tons @	5.54 g/t	9,433 kg 300,000 ounces

It is recognised that not all of this potential reserve will be able to be mined because of the high nugget effect and the spacial geometry of certain outlying reserve blocks. It is therefore considered prudent that only say, two thirds (67%) of this tonnage will fall into a practical mining plan and that such blocks will be subject to further stope losses and dilution. It is therefore probable that the mineable reserves will be:

1.2 million tons ©	5 g/t	200,000 ounces

Assuming an ore reserve of this magnitude the fixed and variable costs for the mining operation using sub level stoping were examined at various production rates. This analysis indicates that total operating costs vary between R300/ton for 10,000 t/month and R180/ton for 30,000 t/month (see table).

Various rates of production were then considered in terms of their economic potential over varying lives of mine. While this exercise was not exhaustive it does indicate that production rates of at least 15,000 tons per month are desirable because of lower unit costs.

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5.1.4 Open pit and underground mining option

After detailed analysis of the open pit and underground mining options consideration was given to the combination of these. While the open pit provides an extension of the current open pit life from 6 to 9 years it did not provide additional profits. By contrast, accessing the underground ore and mining this as set out above has indicated a significant profit. There are no impediments, to the underground operation, other than normal permitting, however the open pit extension has certain other complications such as prolonging the life of the current plant and tailings dam.

It is therefore concluded that the open pit will be terminated in December 2006 and not extended beyond that date. Underground mining is profitable and will be dealt with in detail in the following section.

5.2	Underground

5.2.1 Mine design and layout

The layout of the underground workings is dictated by the shape of the orebody, the overlying topography and existing surface infrastructure. Also of critical importance are the country rock (footwall and hanging wall) and the mining method.

The generally wide nature of the orebody resulted to an overriding decision to go for a mechanised bulk mining method as opposed to the conventional track bound narrow vein methods used in the Barberton goldfield over the past 100 years. Neighbouring mines in the area have made this transition successfully over the past 10 years on their wide orebodies and there is no reason why this method should not be successful at the Lily Mine. A decision was made to use trackless mining equipment and to access the orebody by means of declines or ramps and to transport the ore by truck to surface. It is recognised that as the mine gets deeper (6 level and below) transport distances will increase resulting in increased transport costs. Consideration will be given to equipping

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the ventilation shaft with a rock hoist and developing a system of ore passes around the shaft so that ore may be hoisted to surface if necessary.

After consideration of the rock mechanics properties of the orebody and country rock sub level stoping was chosen as a mining method. It was decided not to put the development infrastructure in the footwall north of the orebody because this is talc schist and traction problems can be expected from the mining equipment. In addition developing to the far side of the orebody from the existing surface infrastructure involves an unnecessary cost. It was therefore decided to develop the decline and main haulages in the hanging wall of the orebody which consists of greywhackes and shales.

After much consideration it was decided to access the upper workings in the west by means of an adit on 550 m elevation (old 2 Level). While this is not ideal it does provide immediate access to this ore and significantly reduces the preproduction development at time. This is the only quick and effective means of accessing this ore which is necessary to commence production as soon as possible. It is intended that this will be the main access to the mine for the first two years whereafter it will serve only as a second outlet.

The main entrance to the mine is planned as a new adit to be developed from a position approximately 100 m south of the western extremity of the open pit. This adit will be driven in a westerly direction into the hill side for 50 m after which it will turn north and decline to intersect the orebody on 3 Level (525 m elevation). Ore from 3 Level and lower will therefore be hauled up via this main decline and out of the new main adit. It will thereafter be hauled to the processing plant a distance of approximately 500 m.

The main decline from 3 Level is set out on the vertical projection and plans and effectively traverses the 400 m strike of the orebody while declining at 10%. Hanging wall drives will be developed off the decline at 25 m intervals (levels) from which cross cuts will be used to access the orebody.

This layout is suitable for the initial planned tonnage of 10,000 - 15,000 t/month and will also be adequate for a significant increase in production to 30,000 t/month should this be required in the future. A ventilation shaft will be sunk (or raise bored) in the hanging wall and this will be used as a main return airway equipped with exhaust fans. The shaft will not be sunk as part of the preproduction development but will be developed commencing in year 3 and progressively sunk during the life of the mine. If necessary, this can be converted to a hoisting shaft for the hoisting of ore as the mine deepens at a later stage.

5.2.2 Rock-mechanics

As a specialist function the rock-mechanics assessment was carried out by Independent Consultant Rudi Kersten (MSc GeoI.MDP Unisa). Rudi Kersten has many years of experience particularly in the Barberton goldfield designing underground excavations. His report deals with the assessment of the underground rocks, particularly the talc schist footwall and the greywacke shale hanging wall.

The assessment was based on detailed RQD data from the exploration geologists on the diamond drill core. This data was accurately compiled and converted to Q values and N values and then analysed for stability using a Mathew graph. This examines stability in relation to hydraulic radius or the shape of an excavation thus providing some insight into the maximum span under safe conditions.

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Assuming sub-level stoping as the mining method the outcome of the assessment was that the stability of the talc schist footwall was not good and that only limited spans could be planned if mining were to take place in this material. By contrast the greywacke hanging wall presented few problems and much larger spans can be planned. As the orebody is predominantly in the hanging wall material which has been silicified in the alteration phase it is concluded that acceptable spans can be planned for the stopes or excavations. The recommended sub-level spacing should be 15 m, however, the mine design provides for a skin to skin sub-level spacing of 20 m. The recommended strike span is 20 m and rip pillars will be planned at around this spacing depending on the grade of the ore.

The report on recommended spans by Rudi Kersten is shown in Appendix C. 5.2.3 Development

It is planned to use trackless equipment for the development and stoping at Lily. The underground section will be accessed by a decline 4.5 metre wide by 4.0 m high and developed at a gradient of minus 10%.

The decline will be developed from the south eastern corner of bench 550 in the open pit. A 10 metre flat concrete lined portal will be developed into the western highwall from where the decline will commence. It will be developed in the hanging wall 40 metres south of the ore zone contact.

The levels will be spaced 25 metres apart on dip and where the decline reaches the level it will be developed flat for 20 metres from where a 20 metre crosscut north will be developed to a hanging wall drive. The decline will then turn south with an inner radius of 12 metres and proceed down to the next level from where the next crosscut is developed and continue in this manner to the lowest level.

The hanging wall drives will be the same dimension as the decline and will be developed east and west to the payable limits of the ore zone. At 50 metre intervals crosscuts will be developed north through the ore zone from where stope preparation can commence.

Once the full width of the reef has been exposed a reef drive of similar dimensions will be developed on the hanging wall contact of the reef zone and hole into the next crosscut.

The development ends will be ventilated with a force exhaust system and has the following advantages:

i)	Fresh air is supplied up to the working face. This means that the exposure to exhaust particulates is much lower because contaminated air is removed directly via the exhaust system.
ii)	The re-entry period is much shorter.
iii)	Because the machinery operates in fresh air the wear and tear on machines is lower.
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• Development requirements:

		Sub	Main	Total
		Level	Level
Reef Crosscut		(m)	25	25	50
Crosscut spacing		(m)	50	50	50
Reef drive		(m)	50	50	100
Sill pillar		(m)	5		5
Stope dimensions -	on dip	(m)	16	20	36
on strike		(m)	50	50	50
Square metres per stope		(m2)	750	1,000	1,750
Average reef width		(cm)	436	436	436
SG		(t/m3)	3.1	3.1	3.1
Stope tons		(t)	10,140	13,520	23,660

Primary development required per stope:

Decline	(2 x 50 m) (m)	100
Hanging wall drive	(2 x 50 m) (m)	100
Reef drive	(2 x 50 m) (m)	100
Reef crosscut	(2 x 25 m) (m)	50
Total	(m)	350
Stope tons per metre developed	(t)	70
At 80% payability	(t)	60

Primary development required to replenish ore reserves: At 15,000 tons stoped per month             (m) 250

• Trackless equipment to be used:

An LHD with a bucket capacity of 3.0 to 3.5 cubic metres.

A dump truck with a box volume of 8.0 to 10.0 cubic metres. A single boom electro hydraulic jumbo drill rig.

The decline and flat development will be equipped with the following:

760 mm exhaust ventilation column.

570 mm force ventilation column.

100 mm compressed air column.

100 mm water column.

100 mm pumping column.

Electric cable.

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• Development parameters

width="600"

A development rate of 250 m per month is required to replenish mineral reserves. Preproduction development will commence 9 months before production and this cost will be capitalised.

5.2.4 Mining method

The mining method to be used will be sub-level stoping using long hole drilling. During the development of the hanging wall drives short diamond drill cubbies will be developed to the north at 50 m intervals. From these cubbies three horizontal holes will be drilled to intersect the ore zone. One drilled due north, one angled to the west and the other angled to the east. Similarly three down holes will be drilled to intersect the ore zone midway between the next level. This will delineate the ore roughly on a 12 m x 16 m grid which will greatly assist in identifying the payable shoots.

After the holes have been drilled the cubbies will be extended to intersect the ore zone. A reef drive will then be developed on the hanging wall contact of the ore zone. Where the ore zone is wider the 4.5 m (drive width) it will be sliped out to expose the ore zone. 6 m grouted cable bolts will then be installed on a 2 m x 2 m grid to support the roof.

From this sliped sub-level 15 m long holes will be drilled up on 1.2 m burden and spacing using a single boom long hole drill rig. This will effectively allow for a 5 m crown pillar below the level above. The holes will be 64 mm in diameter and charged with Anfo and initiated with a handimaster detonator. The holes will be blasted on a retreat basis so that the loading will be carried out under the solid rock. Most of the loading will however be done in the open stope and a tele remote operated LHD will then be used. The LHD's will have 3.0 to 3.5 m3 buckets and will load into dump trucks, which will transport the ore up the decline to the process plant.

This operation is then repeated from the main level below the one being mined above. In this case 20 m long holes will be drilled to hole into the open stope above. The same drilling and loading procedure will be carried out.

The development and stoping schedule is shown in Appendix D

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Units required	Unit cost (Euro)	Unit cost (Rand)	Total cost (Rand)
1	324,352	2,432,640	2,432,640
1	2,735	20,513	20,513
1	4,223	31,673	31,673
1	1,611	12,083	12,083
1	2,478	18,585	18,585
	335,399	2,515,000	2,515,000
			2,550,000
2	329,010	2,467,575	4,935,150
			0
2	17,446	130,845	261,690
2	4,796	35,970	71,940
2	671	5,033	10,065
2	308	2,310	4,620
2	396	2,970	5,940
2	924	6,930	13,860
2	484	3,630	7,260
	354,035	2,655,263	5,311,000
			5,400,000
1	452,170	3,391,275	3,391,275
1	8,662	64,965	64,965
1	1,611	12,083	12,083
	462,443	3,468,323	3,468,000
			3,500,000
2	310,588	1,863,528	3,727,056
2	7,143	42,858	85,716
2	4,824	28,944	57,888
	322,555	1,935,330	3,871,000
3,900,000
15,350,000
Prepared by:
Eastern Goldfields Limited

5.2.5 Mine Capital expenditure

Development and stoping equipment Exchange rate

Rand Euro	7.50
Rand US dollar	6.00

Single boom jumbo (development) Extras

16 ft drill steel feed

Fire suppression system

Complete spare wheel

Hand pump for manual brake release

Total (say)

3.0m3 LHD'S

Extras

Posi stop brakes

Fire suppression system Spare rim

Reverse alarm

Flashing beacon

Cover grills for lamps Blinkers and brake lights

Total (say)

Long hole drill rig (stoping) Extras

Fire suppression system Complete spare wheel

Total (say)

8.4m3 Dump trucks

Extras

Fire suppression system Spare rim

Total (say)

Total development and stoping equipment	- 37 -

Pre- production development

Adit portal	42,000
1,790 metres at R3,616 per metre	6,473,000

6,515,000 Ventilation

6 x 22Kw fans	120,000
2 X 7.5kw fans	25,000
Sound attenuators (reduce fan noise)	80,000

Main fan (45m3/s)	350,000

575,000 Pumping

2 x air operated pumps	30,000
Pump station	25,000
Main pump	70,000
125,000

Underground power reticulation

Transformers and switchgear	200,000
Cabling and lighting	300,000

500,000

Compressed air

1 x 300 c.f.m. compressor	300,000

Summary

Development and stoping equipment	Rand
Single boom jumbo for development	2,550,000
2 x 3.0m3 LHD'S	5,400,000
Long hole drill rig (stoping)	3,500,000

8.4m3 Dump trucks	3,900,000

15,350,000

Pre-production development	6,515,000
Ventilation	575,000
Pumping	125,000
Underground power reticulation	500,000
Compressed air	300,000
Ancillary equipment	150,000
Total	23,515,000
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Eastern Goldfields Limited

5.2.6 Mine Operating costs

•	Development Rand/Month
Salaries		107,000
Wages		85,000
Compressed air		28,000
Consumables		4,000
Drilling		157,000
Explosives		16,000
Explosive accessories		101,000
Goods transport		15,000
Loading		61,000
Hauling		121,000
Maintenance provision		30,000
Power		67,000
Protective clothing		5,000
Pumping		28,000
Support		25,000
Ventilation		26,000
Water supply		28,000
		904,000
Metres developed		(m) 250
Cost per metre	(R/m)	3,616.00

•	Stoping Rand/Month
Salaries	107,000
Wages	40,000
Compressed air	20,000
Consumables	4,000
Drilling	163,000
Explosives	25,000
Explosive accessories	10,000
Goods transport	15,000
Loading	71,000
Hauling	140,000
Maintenance provision	30,000
Power	35,000
Protective clothing	2,000
Support	21,000
Ventilation	15,000
Water supply	5,000
703,000
Stope tons mined	(t)	15,000
Cost per ton mined	(R/t)	46.87

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6.	PROCESSING
6.1	Metallurgical testwork

The Makonjwaan processing plant has been treating Lily sulphide ore for approximately two years. Previous metallurgical testwork were used as the basis for the current operation resulting in a large data base and a depth of understanding regarding the characteristics of this ore. During this period the plant has operated successfully achieving approximately 90% gold recovery.

Despite this a full range of metallurgical testwork was undertaken by SGS Lakefield Research Africa (Pty) Ltd in Johannesburg. The testwork programme was planned and executed by Hatch and managed from their Johannesburg offices. The testwork covered the following:

•	Bond crushability work index;
•	Unconfined compressive strength;
•	Bond abrasion index;
•	Bond rod mill work index;
•	Bond all mill work index;
•	Gravity concentration;
•	Cyanidation and reagents;
•	Heavy media separation.

The testwork was carried out on a representative sample of the fresh sulphide ore and included borehole core splits from the various exploration drill holes as well as a bulk sample at the bottom of the open pit. These were combined to form a composite sample which was used for all the testwork except the bond crushability work index and the UCS test where large pieces were selected from the bulk sample.

The results of the testwork are summarised below and full details can be obtained in the SGS report as Appendix ....

Bond crushability work index

Bond crushability work index = 14.9 ± 1.4 kWh/t. Unconfined (unixial) compressive strength index

UCS index	-	Minimum	171.1 MPa
-	Maximum		285.6 Mpa
-		Average	221 Mpa

Note that this is a particularly high figure, considerably higher than similar gold ores. This is probably because of original geology and subsequent alteration and silicafication of the ore. This factor has been taken into account for drilling and blasting during mining as well as crushing in the processing plant.

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Bond abrasion index

Abrasion Index:	0.35 - 0.32
Life Factor:	1.39 - 1.51

Bond rod mill work index

Bond Rod Mill Work Index: 18.8 kWh/t. Bond all mill work index

Bond all Mill Work Index:         16.1 kWh/t. Gravity concentration

Head analysis.

The samples selected for testwork were representative for the whole Mineral Resource and did not only favour high grade samples, typically of those to be mined. This conservative approach was deliberate because better results can be expected from higher grade ore.

Average head grade 2.82 g/t

It has long been recognised that the Lily orebody contains significant qualities of free gold which are amendable to gravity concentration. The testwork showed the following results:

•	Mass recovery 0.3%;
•	Gold recovery 25.5%.

Cyanidation Leaching

Leaching of the run-of-mine ore (whole ore) was not optimised in this testwork programme - this work is being completed as a separate exercise. One test was completed on ROM ore, providing acceptable results of 95% recovery at 1,0 kg/t cyanide consumption.

The gravity middlings and tails were composited and subjected to a number of tests to examine the effects of grind, preg robbing, cyanide addition and leach time.

Grind

The effects of grind on the ore were hardly noticeable. Adequate recoveries are achieved at a course grind of 65% -75 p and no beneficial effects are gained by fine grinding to 90% -75 p.

Optimum grind	80% -75 p
Dissolution	95%
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Preg robbing

There is no evidence of preg robbing constitute to in the ore and therefore no necessity to consider a carbon in leach (CIL) circuit.

Cyanide addition

Cyanide addition rates of 0.5 kg/t provided similar recoveries to high cyanide addition of 3.0 kg/t. These results were achieved with elevated dissolved oxygen levels.

Optimum cyanide addition: 1.0 kg/t Gold dissolution: 96.2%.

Leach time

It has long been known that elevated dissolved oxygen (DO) levels speed up the oxidation of the predominant sulphide mineral pyrrhotite in the ore and contribute to faster kinetics and a shorter leach time. This is most apparent during the first 24 hours of leaching, thereafter leaching without elevated DO levels achieves the same result.

Leach time	-natural DO	-16 hours:	92.69% dissolution
Leach time	-elevated DO -16 hours:		94.35% dissolution
Optimum leach time	-elevated DO -24 hours:		95.08% dissolution

Heavy media separation

A test was done to examine the possibility of separating the ore (sulphide rich, predominantly pyrrhotite) and gangue (predominately shales). Gold is typically associated with the sulphide minerals which represents the ore but this is often interspersed with waste partings where the orebody is split. Mining dilution always presents a problem by reducing the feed grade and lowering metal recoveries. For this reason an HMS process was examined with a view to separating gangue from the ore prior to milling and leaching. The testwork failed to provide a positive result for the following reasons:

•	The differential between the SG of the ore and the gangue is considered to be too small for the process to be effective.
•

There was an insufficient quantity of gangue in the test sample to make a meaningful separation. By its very nature the testwork sample was an ore sample with minimal (less than 10%) gangue minerals. In the event of a high proportion of the two constituents, say 50:50, a separation is likely to be effective but with significant gold losses.

As a result of this testwork a HMS circuit has not been considered. It should be noted that HMP has been very successful on other massive pyrrhotite hosted ores. The magnetic properties of pyrrhotite also present an opportunity to examine magnetic separation as a means of upgrading the ROM ore. Further HMS and Mag Sep tests will be carried out in order to determine whether the mining cut off grade can be lowered to include the large low grade mineral resources in the mine plan.

The SGS Lakefield report is shown in Appendix E.

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6.2	Process flow diagrams and conceptual design

Hatch were engaged to analyse the results of the metallurgical testwork programme and to provide a conceptual process flow diagram. The existing operation, which has been processing hard sulphidic ore for two years, provides an excellent data base and this was used in conjunction with the testwork. Apart from its hardness, the ore is relatively simple resulting in a straightforward processing plant.

Two aspects which deserve attention are the gravity recoverable gold and oxidation of pyrrhotite which is the predominant sulphide mineral. Testwork has shown that approximately 25% of the gold content is recoverable by gravity and therefore a decision has been taken to include a gravity circuit. Experience has shown that oxidation of the pyrrhotite is vastly accelerated by the addition of excess oxygen in the leach tanks thus improving the kinetics of the reaction. The current operation employs three Jetleach reactors for this purpose and a decision has been made to include these in the new plant.

The plant has been designed for a throughput of 18,000 t/month (216,000 tpa). While the production rate is planned at 15,000 t/month there is some evidence that this can be increased over time possibly to as much as 25,000 t/month (300,000 tpa). The plant is therefore designed to cater for both the lower initial tonnage and higher tonnages envisaged in the future. The flow diagram follows that of a conventional gold processing plant and includes the following circuits.

•	Crushing (three stage closed circuit);
•	Milling (single stage);
•	Gravity concentration (followed by intensive cyanide leaching);
•	Screening and thickening;
•	Leaching (six stages with Jetleach);
•	CI P circuit (six carbon tanks);
•	Acid wash and elution;
•	Carbon regeneration;
•	Electrowinning and smelting.

The process flow diagrams are shown as Appendix F. The design criteria are shown in Appendix G.

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6.3	Processing capital expenditure

Crushing

width="600"

Milling, thickening and gravity

Ball mill	4,014,000
Ball mill discharge sump	20,000
Mill water tank	200,000
2 x discharge sump pumps	50,000
Cyclone	53,000
Vibrating screen	51,000
Gravity concentrator	420,000
Gravity concentrate sump	20,000
2 x gravity concentrate sump pumps	50,000
Vibrating screen	100,000
Thickener	672,000
2 x thickener underflow pumps		50,000
	5,700,000

Leaching and C.I.P.

6 x leach tanks	540,000
Launder	20,000
6 x C.I.P. tanks	480,000
6 x agitators	300,000
Cyanide storage tank	60,000
Water flow meters	60,000
Cyanide controller	120,000
Loaded carbon screen	100,000
Vibrating screen	100,000
Tailings sump	20,000

2 x tailings pumps 50,000
1,850,000

Prepared by:

Eastern Goldfields Limited

Elution and regeneration	Rands
Holding tank	40,000
Acid wash column	84,000
Elution input heat exchanger	80,000
Elution recovery heat exchanger	80,000
Elution column	150,000
Eluted carbon storage tank	43,000
Screw feeder	43,000
Regeneration kiln	500,000
Quench tank	30,000
2 x regenerated carbon pumps	50,000
1,100,000

Electrowinning

Smelthouse	400,000
Gravity concentrate storage tank	30,000
Intensive leach reactor	580,000
Pregnant solution sump	50,000
1 x pregnant solution pump	20,000
2 x eluate recycle tanks	100,000
Eluate pump	20,000
Electrowinning cell	180,000
Spent electrolyte tank	20,000
Spent electrolyte pump	20,000
Cathode washing tank	20,000
Pressure filter	100,000
Calcine furnace	180,000
Smelt furnace	180,000
Dust extraction	50,000
1,950,000

General

Engineering design	450,000
Civils	1,600,000
Electrical power surface	400,000
Piping and valves	1,400,000
Steelwork and walkways	1,400,000
Project management	500,000
Construction labour	1,000,000
Transport and crane hire	900,000
Assay laboratory	350,000
Slimes dam	2,500,000

10,500,000

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Summary

Crushing	3,400,000
Milling, thickening and gravity	5,700,000
Leaching and C,I,P,	1,850,000
Elution and carbon regeneration	1,100,000
Electrowinning	1,950,000
General 10,500,000
		24,500,000
6.4	Processing Operating costs
	Rand/Month
	Salaries	85,000
	Wages	64,000
	Bullion despatch	14,000
	C.I.L.	280,000
Compressed air		1,000
Consumables		1,000
	Crushing and screening	90,000
	Elution and recovery	21,000
	F.E.L. costs	50,000
	Goods transport	12,000
	Gravity	40,000
	Maintenance provision	20,000
	Milling	95,000
	Power	200,000
Protective clothing		2,000
Realisation costs		4,000
	Tailings disposal	10,000
	Thickening	10,000
Water		1,000

1,000,000

Tons milled	(t) 15,000
Cost per ton milled	(R/t)	66.67

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Eastern Goldfields Limited

Summary

Crushing	3,400,000
Milling, thickening and gravity	5,700,000
Leaching and C,I,P,	1,850,000
Elution and carbon regeneration	1,100,000
Electrowinning	1,950,000
General 10,500,000
		24,500,000
6.4	Processing Operating costs
	Rand/Month
	Salaries	85,000
	Wages	64,000
	Bullion despatch	14,000
	C.I.L.	280,000
Compressed air		1,000
Consumables		1,000
	Crushing and screening	90,000
	Elution and recovery	21,000
	F.E.L. costs	50,000
	Goods transport	12,000
	Gravity	40,000
	Maintenance provision	20,000
	Milling	95,000
	Power	200,000
Protective clothing		2,000
Realisation costs		4,000
	Tailings disposal	10,000
	Thickening	10,000
Water		1,000

1,000,000

Tons milled	(t) 15,000
Cost per ton milled	(R/t)	66.67

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7.	TAILINGS DISPOSAL
7.1	Slimes dam design

Various options were reviewed for tailings disposal. Consideration was given to sharing the Barbrook slimes dam, which is a neighbouring mine some 5 km to the south. This mine is also in the process of expanding operations and their slimes dam is known to be problematic and unstable. It was considered prudent to have a dedicated slimes dam, particularly in view of possible expansion of operations in the future.

Various sites around the Lily Mine were considered and a site was chosen behind a line of hills in a remote and completely undeveloped valley. This land is owned by the Lomshiyo Tribal Trust and falls under the jurisdiction of the local Chief. This community is represented through the Lomshiyo Mining Trust as a shareholder in the company's BEE partner, Lomshiyo Investments (Pty) Ltd.

Negotiations have commenced with the Chief and the community for the purchase of this land. It is estimated that some 17 ha will be required and therefore approximately 20 ha will be purchased for this purpose. The slimes dam site is situated approximately 2 km from the processing plant and a conceptual design has been completed. This entails an initial soil sampling exercise to plan the foundations and properly assess the environmental impacts. Based on current operations the assumption has been made that the slimes dam will not be lined because the tailings are relatively inert, non-toxic and do not generate high quantities of acid. These parameters will have to be thoroughly tested before a final decision is made.

Based on the above the slimes dam foundations will include under drains, and a conventional penstock drainage system within the dam. A cut off drain will be made on the upper slope above the dam and toe drains completed below the dam to catch any final contamination. The outer wall of the slimes dam will be surrounded by catchment or toe paddocks for the evaporation of run off and seepage.

The slimes dam will be operated as a conventional hand packed slimes dam with the outer walls being built manually and maintenance of the pond in the centre of the dam around the penstocks. Solution will overflow into the penstocks and drain to a solution trench on the perimeter of the outer wall leading into the main return water dam. From there the solution will be pumped back to the processing plant for reuse.

Consulting Engineers ECMP have visited the site on two occasions and endorse this plan. They will probably be engaged to provide a full engineering design for inclusion in a final Feasibility Study.

7.2	Proposed monitoring programme

Contamination of the groundwater is considered to be one of the larger potential threats of developing the new underground mine. The open pit operation has, for the past six years, had a groundwater monitoring programme on the down stream slopes around the open pit. Regular monitoring of these boreholes has never indicated any contamination.

The underground mine will involve both the mining and processing of sulphide ore on site and so this monitoring programme will have to be expanded. Additional water monitoring boreholes are planned, particularly around the processing plant. It should be born in mind that the mine will of necessity have to be dewatered continually thus drawing down the water table in the surrounding area. Any contamination, should it occur, will be quickly detected and remedied.

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The slimes dam will also be monitored for potential contamination and a number of water groundwater monitoring boreholes will be sunk for this purpose. In addition particular care will be given to the irrigation canal which passes next to the mine site and proposed processing plant site. Large bund walls and a toe drain will be constructed up stream of this canal to avoid any contamination.

7.3	Slimes Dam Capital Cost

Rands Design    300,000

Site preparation

Site survey	5,000
Access roads and culverts	40,000
Bush clearing - 17 ha.	150,000

195,000

Construction

Survey	10,000
Level and compact base (to seal base) - 10.3 ha	300,000

Blanket drains - 2,200m long

Excavation - 450m3	30,000
Aggregate - 150m3	25,000
River sand - 150m3	22,000
Geopipe	110,000
Bidum cloth	12,000

Penstocks

484m x 300mm concrete pipe	80,000
4 m3 concrete at penstock base (1m3 x 4 penstocks)	4,000
Solution drain 770m long	120,000
Toe paddocks	120,000
Storm water cut off drain	60,000

Return water dam

5,200 m3 cut to fill and compact	80,000
7,000 m2 x 750 micron plastic lining	70,000
Earthern bund wall	80,000

1,123,000

General

Slimes pipe line (2,500m x 75mm class 16 HDPE pipe)	85,000
Return water pipe line (2,500m x 75mm class 16 HDPE pipe)	85,000
Two slimes pumps (two in series and one standby)	90,000
Two return water pumps (one standby)	50,000
Power line to slimes dam	80,000
Switchgear	40,000
Fencing and gates	40,000
Three x 80m monitoring boreholes	37,000
Final survey	15,000

522,000

•	48 –
Summary	Rands
Design	300,000
Site preparation	195,000
Construction	1,123,000
General	522,000
Contingencies	360,000
2,500,000
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Eastern Goldfields Limited

8.	INFRASTRUCTURE
8.1	Power Supply

Currently the Lily Mine has a small Eskom power supply of 100 kVA for use at the mine workshops. There has been no need for a large power supply at the open pit mine.

The new underground mine will require an electrical power installation totalling 3,500 kVA. It is estimated that the underground section and related infrastructure will require 1,500 kVA while the processing plant will require 2,000 kVA.

Application has been made for this power installation which will be routed via a 7 km line from the Barbrook sub station. The transmission lines will carry 11 kV to the main incoming transformer.

8.2	Water Supply

The mine currently has a water right near the Makonjwaan processing plant for 600 cubic meters per day. In the short term the Irrigation Board, which owns the irrigation canal which by passes the mine, have agreed to provide the mine with this quantity of water in the event that it is not drawn from the river which feeds the dam feeding the canal. Once processing at the Makonjwaan plant ceases this water will no longer be drawn and the additional 600 cubic meters per day from the canal will be sufficient to operate the processing plant at design capacity. It is estimated that the canal carries an average of 1,000 cubic meters per hour so the planned off take will constitute only 2.5% of the canal discharge.

In the long term an application will be made for a new water right in the Low's Creek at a point approximately 2 km from the mine site. This application will take approximately 1 year to process and once granted will involve a small weir, a pump station and a 2 km pipeline to the mine.

8.3	Access Roads
The mine is serviced by good access roads which are maintained by the mine.
8.4	Communications

Currently the only form of communication at Lily Mine is by cell phone with a booster aerial. Application has been made for a land line from Telkom (government). Also, better network signals will be discussed with cell phone service providers.

8.5	Infrastructure Capital Expenditure

Rands

Feasibility study / design	300,000
Environmental reports	400,000
Eskom power line	1,900,000
Electrical substation	200,000
Transformers and switchgear	400,000
Water supply from Lows creek	300,000
Offices and workshop	900,000
Motor vehicles	200,000
Refurbish crane	600,000

5,200,000

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Eastern Goldfields Limited

9.	ENVIRONMENTAL

The Lily Gold Mine Environmental Sustainability Assessment was undertaken during March 2006, and was aimed at obtaining a clear understanding of the environmental constraints and regulations under which mining (construction, production and rehabilitation/closure) is operated, the baseline information that is available from past environmental studies, and recent exploration and planning undertaken for the existing operations, the historical remediation obligations that have been committed to by the mining house to date, and the environmental considerations for the proposed expansion to the mine.

In an attempt at determining an answer to the "Environmental Sustainability" of the project proposed, a system of risk assessment, and significance rating was used to assess the various aspects of the impact that mining has had and will have on the environment, obtain information on the mitigation employed on the mining areas that have been mined and closed, and detail the rehabilitation undertaken to date. In addition, the economics of the environmental liability where assessed for the mining operation.

9.1	Regulatory compliance

The Company is in compliance with all of the legislative and regulatory requirements laid down in terms of the Minerals and Petroleum Resource Development Act (MPRDA) as promulgated in Act 20 of 2002, as well as with the associated regulations as required by the associated authorities (DWAF, Parks Board, Agriculture and Environment).

The Environmental Management Programme Report will need to be converted from an "Old Order" Mining License to a "New Order" Mining Right, and an amendment to the new EMPR will need to be undertaken in order to satisfy the requirements of the MPRDA for the proposed underground expansion to the Lily Gold Mine and the associated infrastructure that will be required (Plant and Tailings Dam).

9.2	Base-line requirements

The baseline requirements for the existing operations have been met, and the ongoing obligations to monitoring and auditing are being undertaken according to the regulatory requirements stipulated by the various authorities. The monitoring systems for water (ground and surface) as well as the safety and health requirements and structural assessments are in place, and recorded. On-going interaction with the mining inspector and the annual auditing of the environmental compliance are up to date, and all registers are functional.

9.3	Historical remediation obligations

The historical remediation obligations for the operations that have been completed are in an advanced state or completed, with on-going rehabilitation of areas that have more recently been completed and/or are no longer being operated. The obligations have been detailed as part of the original environmental management programme that was drawn up as part of the original Lily – mining license, and have been implemented for the Makonjwaan, Sofala and Lily Open Pit operations to date.

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9.4	Interested and Affected Parties

Independent Consultants ESS will facilitate a series of meetings with interested and affected parties. The initial meeting will be a high profile meeting with members of the Eastern Goldfields board including BEE board member Kuseni Dlamini. The purpose of the meetings will be to discuss the various impacts that the future development of the mine may have on the environment and the surrounding community.

Parties expected to attend the meetings are the local community head by Chief Dlamini and the local farmers Irrigation Board. These parties have lived with mining around them for decades and have had no serious issues with the current Lily open pit operations over the past 6 years. Other interested parties from the surrounding areas are also expected to attend.

9.5	Closure and Rehabilitation plans and costs

The rehabilitation fund and financial provision for the existing operations has to date been funded through the Green Horizon Environmental Rehabilitation Company, and provision was made for the closure costs of the mining and processing facilities and their related infrastructure. These figures are updated annually to account for the rehabilitation completed and the funding is adjusted accordingly.

A provision is in place for the funding of the present liabilities, with guarantees in place for the on-going addition of a percentage of the profits made to the fund on a quarterly basis, the funding having been calculated as a function of the life of mine.

9.6	New Requirements

The new mining plan for the underground section at Lily Mine will require an amendment to the environmental management programme and the development of mitigation measures based on the impacts to be imposed on the area. The development of a new processing plant, and the need for a tailings facility will inevitably have some impacts on both the physical as well as the socio-economic environments. The management and financial provision for the rehabilitation funding will need to be assessed and included as part of the overall environmental management plan to be compiled as a prerequisite to the obtaining of the new order right mining license.

In summary, the environmental sustainability assessment concludes that:

•	The legal and regulatory requirements for the Lily Gold Mining project are in place;
•	The baseline information and monitoring systems are in place and functioning within the legal constraints stipulated by the authorities;
•	The historical remediation obligations for Makonjwaan and Sofala have been met and working plans and the financial provisions are in place to undertake closure of the same
•

The existing authorisations to mine (license) will need to be converted from an old order right to a new order right before 2009, but preferably at the same time as the underground amendments are requested, and

•

The permissions to mine the underground sections of the Lily Mine will require that the upgraded EMP is amended to include the underground section, the mew plant envisaged, and the tailings facility and associated infrastructure.

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The area to be disturbed will be increased, and the impacts will change with the proposed inclusion of the tailings dam and the new plant, and the management plan will need to cater for these changes, and formulate mitigation measures appropriate to the impacts predicted.

With the information at hand, and the experience of working in the valley to date, it is evident from these assessments that the existing and proposed mining of the Lily Gold prospect are indeed environmentally sustainable within the parameters laid down in the management plan tabled, and the proposed mining plan submitted.

The full EES Report is shown in Appendix H.

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Eastern Goldfields Limited

10. MANAGEMENT AND LABOUR 10.1 Management structure

Management structure employed by Eastern Goldfields is a very flat structure with high levels of accountability. The Board of Directors has three Executive Directors out of the total five Directors. These include the President and Chief Operating Officer, the Chief Financial Officer and the Chief Technical Officer.

At a local level the senior managers report to the Chief Executive Officer and Chief Technical Officer. Operations staff are sub-divided into Technical Services under the Planning Manager and Production Operations under the Mine Manager. The Technical Services Department is staff by qualified and experienced geologist and surveyor with the necessary draughting and sampling assistance. The Mine Manager has four heads of department reporting to him as follows:

•	Mining;
•	Processing
•	Engineering
•	Administration

While engineering and administration overlap the two main departments the HOD's of these departments are fully accountable for their functions and costs. As a result the mine costing system covers the four departments as well as technical services and security.

The organisation chart is shown in Appendix I. 10.2 Labour requirements and availability

Requirements	Staff	Labour	Total
Mining	21	32	53
Processing	10	37	47
Engineering	11	11	22
Technical services	6	8	14
Mine administration	5	11	16
	53	99	152

Contract security

Security officer	2	-	2
Security guards	-	10	10
	2	10	12
Total	55	109	164

Availability

The current workforce will be utilized for the underground operation. Where training is required for the new mining method, eg drill rig and LHD operators selected employees will be sent for specialised training.

The labour breakdown is shown in Appendix J.

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Eastern Goldfields Limited

10.3	Consultants and Contractors

Eastern Goldfields employs numerous consultants to fulfil specialist functions. These include the following:

•	Ground stability (SRK)
•	Rock Mechanics (Rudi Kersten)
•	Environmental sustainability (ESS)
•	Slimes dam design and control (ECMP)
•	Safety and Training (Carel Grobler)
•	Health and dust control (Clements Kiesig)
•	Industrial relations (Dries Steffens)

Many of these consultants are engaged on a retainer basis and visit the mine weekly or monthly. In other cases consultants are engaged on an ad hoc basis as and when required. Details of such engagements are available but are not reported in this report.

The contractors employed by Eastern Goldfields on a permanent basis are as follows:

•	Plant hire (Sandton Plant Hire)
•	Security (Securicor)

Various mining equipment is hired from Sandton Plant Hire on a semi permanent basis for the open pit operation. Sandton Plant Hire provide operators and drivers for this equipment as well as maintenance crew. Sandton Plant hire will not be needed after closure of the open pit.

Securicor provide various categories of security staff both at the Lily Mine and the Makonjwaan processing plant. These are trained personnel who provide a very important function.

10.4	Safety, Security and Training

Safety remains a huge priority in the operations of Eastern Goldfields. All mine personnel are sent on induction courses to increase their awareness to safety requirements of the mine. The mine has an appointed Safety Officer and many of the senior staff have First Aid certificates and are trained in occupational safety.

While safety is a day to day issue it is managed on a weekly and a monthly basis with meetings at various levels. Various safety parameters are audited periodically to arrive at a safety rating. A copy of the Safety and Health and Environmental Programme is included as Appendix K.

Security at any gold mining operation is of paramount importance. The external security threats at Lily, and particularly at the Makonjwaan processing plant, are slightly elevated because of the mine's remoteness. This is particularly evident in the case of Makonjwaan, however Lily Mine, being in the valley, is less remote and reaction times quicker.

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The mine employs a security guard force from the largest and most professional security company in South Africa, Securicor. This guard force is made up of two security officers, a chief and a deputy, and ten trained guards. These personnel are resident on the property (currently Makonjwaan processing plant) and provide 24 hour security of the premises. Gate control is limited to authorised persons and armed guards are posted at strategic points when gold bullion is despatched by helicopter to Johannesburg.

The mine does not have a formal training facility. In general the recruitment of skilled personnel depends on their level of prior training. In some cases this presents problems because of the general lack of mine training in the South African Mining Industry.

Training is regarded as a rather low priority and most training is done on the job. In most cases qualified artisans are recruited however, often only semi qualified individuals are available. From time to time certain employees are sent on training courses to various training schools in Barberton, Johannesburg etc.

10.5	Health including impacts of AIDS

The health of employees is regarded by the company as important and is monitored annually for record purposes. The mine has an appointed Occupational Hygienist responsible for various aspects of health including chest x-rays, hearing and blood sampling.

The mine has an AIDS awareness programme. This is the responsibility of the Mine Manager together with Occupational Hygienist and consists of posters in work places and lectures from time to time. The AIDS awareness campaign is carried out but does not receive a high level of priority.

The is an apparent low incidence of AIDS amongst company employees. 10.6 Social Responsibility

The company realises the importance of a social plan for its employees and the surrounding community. In this regard certain contributions have been made to employees and the community over the 17 years of the life of Makonjwaan Mining Company. These contributions have obviously depended on the fluctuating fortunes of the mine during this period.

Initially building material was made available to employees so that they could build low cost houses in the vicinity of the mine. This avoided long travelling times to their normal residences in the local residential areas. Gradually over time employees, many of whom have 15 years experience with the company, have brought their families to their mine homes and now reside there permanently. As a result water has been supplied to the informal village as well as basic amenities such as playing fields.

The company has made contributions to the local school by way of building additional class rooms and providing educational material. At one point the Head Master's salary was supplemented.

In recent years the local clinic has received donations of medical equipment and medicines from the mine.

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The Mining Charter requires a full social plan in order for conversion of "old order rights" to " new order rights". This social plan is in the process of development and will take three to four months to complete. It is envisaged that it will include numerous amenities for the local community including upgrading the local school, clinic and playing fields. It will involve supplementing educational material and consumables in the clinic. It will probably not involve the supplementation of salaries or wages.

This plan together with the company's labour plan will be put forward to the Department of Minerals and Energy as part of the application for the EMP for the underground mine. It is expected that some discussion will take place before this is finalised and granted.

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11.	ACCOUNTING AND ADMINISTRATION

The accounting function for the mine is split between mine personnel and company personnel. Books of prime entry are generated at mine level under the supervision of the Administration Officer. This includes payroll timekeeping (including details of overtime), storekeeping (including the processing of requisitions) and purchase orders. These functions are carried out by mine personnel who are fully accountable for the consequent expenditures.

In the case of purchase orders a request to purchase (RTP) is generated by the HOD requiring the purchase, but authorised by the Mine Manager. In cases where such purchase is of a large magnitude (not defined) the Mine Manager will refer to the Chief Executive Officer or Chief Financial Officer.

Documentation relating to the above is then sent by vehicle on a daily basis to the company office for processing. This includes all payroll calculations including provident fund, medical aid, unemployment insurance fund, taxation etc as well as writing up the cashbook and general ledger. A trial balance is produced by the Financial Accountant whereafter monthly management accounts are finalised by the Chief Financial Officer. These are then reviewed by the Mine Manager prior to publication and distribution.

Monthly management accounts are produced by the 10th of the following month and are discussed in detail at the monthly management meeting on or before the 15th of the following month. This provides management with a hands on approach to both production and operating costs as well as capital expenditure.

The Amortisation schedule is shown in Appendix L.

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Eastern Goldfields Limited

12.	FINANCIAL
12.1	South African Tax considerations

In South Africa the taxable income of a company derived from mining for gold is taxed in accordance with a special formula. The gold formula determines the tax rate, and takes the form:

Y = 35-1751x, where

Y = Rate of tax to be levied;

X = Taxable income from gold mining.

Total revenue (turnover) from gold mining

In so far as capital allowances, mining companies are allowed to deduct capital expenditure incurred in full in the year the expense was incurred. Capital expenditure, for example, includes expenditure on mining equipment, shaft sinking and metallurgical process plants. It also includes expenditure on capital development and general administration prior to the commencement of production or during the period of non-production.

The capital expenditure incurred on a particular mine is restricted to the taxable income derived from that mine only. Any excess (unredeemed) capital expenditure is carried forward and is deemed to be capital expenditure incurred in the next year in respect of the mine to which the capital expenditure relates. Furthermore, the capital expenditure of a mine cannot be set-off against non-mining income such as interest, rental and other trading activities.

As stated above, the capital expenditure of one mine cannot be set-off against the taxable income of another mine. However, where a new mine commenced mining operations after 14 April 1990 its excess (unredeemed) capital expenditure may also be deducted from total taxable income derived from mining in respect of other mines operated by the taxpayer, as does not exceed 25% of such total taxable income derived from its other mines.

Companies conducting mining operations in South Africa are required to rehabilitate areas where mining has taken place. These companies are, therefore, required to make provision for rehabilitation expenses during the life of the mine. Amounts paid in cash to approved rehabilitation funds are allowed as a deduction for tax purposes.

In the case of the Lily Mine which is owned by Makonjwaan Imperial Mining Company (Pty) Ltd (MIMCO) there is a Assessed Loss of R23.4 million. There is also R135 million of unredeemed capital expenditure which is under dispute with the South African Reserve Services (SARS). The dispute relates to the "ring fencing" rule where SARS claims that future profits from Lily cannot be offset against the unredeemed capital from Makonjwaan because they are allegedly different operations in terms of the "ring fencing" rule. This states that a mine whose mineral claims are not contiguous with the original mine in the company is deemed to be "ring fenced" and taxed as a separate entity.

It is the company's contention that Lily is not a separate entity because it could not operate without the Makonjwaan plant. A compromise is likely and therefore it has been assumed that SARS will disallow R100 within of the unredeemed capex. The initial tax shield is therefore assumed to be R23.4 million plus R35.0 million totalling R58.4 million.

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12.2	Total Capital Expenditure
Infrastructure		Rands
	Feasibility study / design	300,000
	Environmental reports	400,000
Eskom power line		1,900,000
	Electrical substation	200,000
	Transformers and switchgear	400,000
	Water supply from Lows creek	300,000
	Offices and workshop	900,000
	Motor vehicles	200,000
Refurbish crane		600,000
	5,200,000

Mining

Pre-production development	6,515,000
Single boom jumbo for development	2,550,000
2 x 3.0m3 LHD'S	5,400,000
Long hole drill rig (stoping)	3,500,000
8.4m3 Dump trucks	3,900,000
Ventilation	575,000
Pumping	125,000
Underground power reticulation	500,000
Compressed air	300,000
23,515,000

Processing

Crushing	3,400,000
Milling and thickening	5,700,000
Leaching and C.I.P.	1,850,000
Elution and carbon regeneration	1,100,000
Electrowinning	1,950,000
Slimes Dam	2,500,000
General	8,000,000

24,500,000

Contingency	1,000,000
Total	54,215,000

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Eastern Goldfields Limited

12.3	Operating Costs

Projected operating costs have not been escalated and are reported in constant money terms. These costs are based on the current operations where there is high level of confidence in costs such as salaries, wages, processing costs, administration and security costs. The costs relating to the underground mining operation and its associated engineering costs have been based on conservative estimates provided by Sandvik, suppliers of the mining equipment. The operating costs can be summarised as follows:

Monthly costs	Unit costs
(R/month)	(R/ton)
Development	904,000	60.27
Stoping	703,000	46.87
Processing	1,000,000	66.67
Engineering	237,000	15.80
Technical Services	206,000	13.73
Mine administration	390,000	26.00
Security	67,000 4.47
Total	3,507,000	233.80

These costs have been estimated at full production of 15,000 t/month which is achieved in year three. During the production build up in the first 2% years unit costs are higher at R310 /ton in the first full production year and R250 /ton in the second year.

Details of the operating costs are shown in Appendix M. 12.4 Cash flow and NPV estimates

The cash flow forecast is derived from the Life of Mine plan which encompasses all the operating parameters discussed in this report. This includes the Mineral Reserves to be mined during the mine's life, the capital expenditure to develop the mine, the development (both preproduction and operating) to access the orebody, the stoping operation including transportation, the processing of the ore and gold recovery, as well as all the other peripheral aspects of the mining operation. It also takes into account the tax position of the mine and company.

This operating plan is represented in a financial model known as "Lily LoM model April 2006". The model shows all the salient operating parameters for the first 5 years on a monthly basis (60 months) and the remaining years on an annual basis. The assumptions in the model include the following:

•	Gold price:	US$ 570 /oz;
•	Exchange rate:	R6.00 /US$'
•	Local gold price:	110,000 /kg
•	Taxation:	Formula Tax where the tax rate = 35 -175/profit margin

The model only considers the operating cash flow and does not take into account corporate expenses, exploration expenditure and finance costs. Details of the Lily LoM Model are shown in Appendix...

The summary forecast is shown overleaf in both rands and US$. Mine plans are shown in Appendix N.

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12.5 Conclusions and Recommendations 12.5.1 Conclusions

•	The Life of Mine plan shows 1.25 million tons of ore milled at a yield of 3.92 g/t to recover approximately 160,000 oz Au over approximately 8 years.
•

The grade distribution of the orebody dictates that production in the first 2 years will be 30,000 oz/annum reducing to 18,000 oz/annum in the last 5 to 6 years. As a result the mine is highly profitable in the first two years while providing only adequate returns in the later years.

•	Capital expenditure to develop the mine is estimated at R54.2 million (US$9.0 million).
•	The payback period is 1 year because of the high profitability in the initial stages.
•	The NPV of the Life of Mine cash flow discounted at 8% is R98 million (US$16.4 million).

•   The IRR for the project is 65%. 12.5.2 Recommendations

•

A further drilling programme should be undertaken as a matter of urgency in order to extend the current Mineral Resource to an excess of 1,000,000 oz and also to identify additional high grade ore for inclusion in the Mineral Reserves.

•	Further ways should be investigated to lower the operating costs and cut off grade to include the large low grade mineral resources in the mineral reserves.
•	It is recommended that consideration be given to funding the new underground mine at Lily Mine based on a definitive Feasibility Study.

Lily LoM Model - April

2006.xls

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Eastern Goldfields Limited

REFERENCES

1.	Ward, J.H.W. 2002. Explanation of the Barberton Metallogenic Map Sheet 2530 Figure 1, p4. Published by the Geoscience Council of South Africa.

2.	Terbrugge, P. J. 2002. Report on the Slope Design for the Lily Gold Mine. Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. Report No 307934.

3.	Kersten, R. W. 0. 2001. Lily Mine: Review of current working and the stability of the deeper open pit. Unpublished Report for Cheston Minerals (Pty) Ltd.

4.	Kersten, R. W. 0. 2002. Lily Mine: Review of current working and the stability of the deeper open pit. Addendum for the West slope. Unpublished Report for Cheston Minerals (Pty) Ltd.

5.	Rendalls, B. 2006. Indicated Hydraulic Radius for Underground Optimization Studies. Unpublished Project Memorandum by Hatch Mining.

1	Prepared by: Eastern Goldfields Limited